AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1997

                                                REGISTRATION NO. 333-37989
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                  LECG, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       CALIFORNIA                             8742                        94-3063119
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)

                                 ------------

                              2000 POWELL STREET
                         EMERYVILLE, CALIFORNIA 94608
                                (510) 653-9800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ------------

                                THOMAS M. JORDE
                                   PRESIDENT
                                  LECG, INC.
                              2000 POWELL STREET
                         EMERYVILLE, CALIFORNIA 94608
                                (510) 653-9800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

          MICHAEL J. DANAHER                        HERBERT S. WANDER
               SELIM DAY                          KATTEN MUCHIN & ZAVIS
   WILSON SONSINI GOODRICH & ROSATI,       525 WEST MONROE STREET, SUITE 1600
       PROFESSIONAL CORPORATION                  CHICAGO, ILLINOIS 60661
          650 PAGE MILL ROAD                         (312) 902-5200
   PALO ALTO, CALIFORNIA 94304-1050
            (650) 493-9300

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. [_]

  IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [_]

  IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [_]

  IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1997

PROSPECTUS
    , 1997

                                5,000,000 SHARES

                               [LOGO OF LECG, INC.]

                                  COMMON STOCK

  Of the 5,000,000 Shares of Common Stock offered hereby, 3,400,000 shares are being sold by LECG, Inc. ("LECG" or the "Company") and 1,600,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

  Application has been made to have the Common Stock approved for listing on
the New York Stock Exchange under the symbol "   ," subject to official notice
of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE   THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share.........................   $          $            $           $
Total(3)..........................  $          $            $           $
--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification agreements with the Underwriters.

(2) Before deducting expenses estimated at $800,000, which will be paid by the Company.

(3) Certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and
    Proceeds to Selling Shareholders will be $   , $    and $   , respectively.
    The Company will not receive any of the proceeds of the sale of shares by the Selling Shareholders pursuant to the Underwriters' over-allotment option, if exercised. See "Principal and Selling Shareholders" and "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York on or about December , 1997.

DONALDSON, LUFKIN & JENRETTE                              LEGG MASON WOOD WALKER
   SECURITIES CORPORATION                                      INCORPORATED

                                  [GRAPHIC]


                                 ------------

  This Prospectus contains forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                                 ------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The shares of Common Stock offered hereby include a high degree of risk. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  LECG, Inc. ("LECG" or the "Company") is an economic consulting services firm that provides sophisticated economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's areas of expertise include antitrust, industry deregulation, damages analyses, economic and financial modeling, intellectual property valuation, environmental economics and public policy. Services are provided by renowned academics, recognized industry leaders and former high-level government officials ("Experts") who are supported by a highly educated professional staff, most of whom have Ph.D.s or advanced degrees in economics, finance or related disciplines ("Professional Staff"). The Experts include those who provide services to the Company on an exclusive basis ("Principals") and on a non-exclusive basis ("Affiliates"). The role of the Professional Staff is critical as it enables the Experts to leverage their expertise allowing the Company to deliver high quality work product to its clients. The Company believes that its structure enables its Experts to provide sophisticated economic consulting services efficiently and effectively to clients throughout the world. In 1996 alone, the Company performed over 500 assignments for more than 300 clients in eight countries.

  The Company provides its clients with insightful and original studies that are authored, articulated and ultimately defended by independent, leading Experts, and which are capable of commanding the attention of regulators, legislators, judges and juries. The studies and related testimony incorporate in-depth economic analysis on complex issues, such as the competitive effects of mergers and acquisitions, restructuring of regulated industries, auction design and implementation, the efficiency properties of complex contracts, the impact of regulatory structures on technological innovation, the causes of financial misfortunes and the cost of environmental damages.

  The Company is retained by public and private companies, government agencies, national and state governments and by major law firms on behalf of their clients. The Company has provided consulting services to a diverse client base including (i) leading corporations, such as Abbott Laboratories, Chevron Corp., Dow Chemical Co., Intel Corporation, Southern Pacific and Time Warner, Inc.,
(ii) large telecommunication and utility companies, such as Ameritech, Bell Atlantic Corp., New England Power Co., Northern States Power Co., Pacific Gas and Electric Co. and Potomac Electric Power Co., (iii) leading financial services firms such as Bankers Trust New York Corp., Kemper Financial Services, Inc. and Transamerica Life Insurance and Annuity Co., (iv) United States government and regulatory agencies, such as the Department of Justice, the Department of Labor, the Federal Communications Commission, the Federal Deposit Insurance Corporation, the Federal Trade Commission and the Resolution Trust Corporation and (v) national governments and government agencies, such as the governments of Argentina, Colombia, El Salvador, Guatemala, Japan, New Zealand and South Korea.

  The Company's Principals include faculty and former faculty from leading universities including Brigham Young University, Cambridge University, Harvard University, the London Business School, New York University, Northwestern University, Princeton University, Stanford University, Tel Aviv University, Texas A&M University, the University of California at Berkeley, the University of California at Davis, the University of California at Los Angeles, the University of Chicago, the University of Illinois, the University of Maryland, the University of Pennsylvania, the University of Southern California, the University of Toronto, the University of Virginia, Vanderbilt University and Yale University. The Experts' relationships with credentialed, internationally renowned scholars enables the Company to serve as a "switchboard" to access talent in the world's great universities.

  The Company believes that the business environment is favorable to the continued application of economic analysis to complex business and policy problems. The Company believes that there are additional growth opportunities through (i) increasing engagements performed by the Company's current Experts,
(ii) attracting additional Experts, (iii) expanding geographically in the United States and abroad and (iv) acquiring economic consulting organizations on a selective basis.

  Since its inception in 1988, the Company has expanded its operations from one office in Berkeley/Emeryville, California to an aggregate of eleven offices in Washington, D.C.; New York, New York; Evanston, Illinois; Salt Lake City, Utah; College Station, Texas; Sacramento, California; Toronto, Canada; Wellington, New Zealand; London, England; and Brussels, Belgium.

  Prior to this offering, the Company was known as The Law and Economics Consulting Group, Inc. The Company changed its name in October of 1997. The Company's executive offices are located at 2000 Powell Street, Emeryville, California 94608 and its telephone number is (510) 653-9800.

                                  THE OFFERING

 Common Stock offered by the Company................  3,400,000 shares
 Common Stock offered by the Selling Shareholders...  1,600,000 shares
 Common Stock to be outstanding after the offering.. 13,400,000 shares
 Use of proceeds.................................... For general corporate purposes, including
                                                     working capital and
                                                     capital expenditures, and
                                                     for payment of
                                                     undistributed S
                                                     Corporation earnings. See
                                                     "Use of Proceeds."
 Proposed New York Stock Exchange Symbol............ "   "

                             SUMMARY FINANCIAL DATA

                                                                             NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                         -------------------------------------------------- --------------------
                            1992        1993       1994     1995     1996      1996       1997
                         (UNAUDITED) (UNAUDITED)                            (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
 Revenues...............   $14,858    $ 20,317   $ 24,548 $ 24,835 $ 31,392  $ 22,731   $ 31,994
 Cost of services.......    10,281      13,614     16,772   16,465   20,881    15,262     20,352
                           -------    --------   -------- -------- --------  --------   --------
 Gross profit...........     4,577       6,703      7,776    8,370   10,511     7,469     11,642
 General and administra-
  tive..................     2,138       3,537      3,639    4,048    5,258     3,554      5,834
                           -------    --------   -------- -------- --------  --------   --------
 Income before income
  taxes and extraordi-
  nary gain.............     2,439       3,166      4,137    4,322    5,253     3,915      5,808
 Income taxes...........       113         183         90       83      189       139        237
                           -------    --------   -------- -------- --------  --------   --------
 Income before extraor-
  dinary gain...........     2,326       2,983      4,047    4,239    5,064     3,776      5,571
 Extraordinary gain.....         0           0          0        0        0         0        818
                           -------    --------   -------- -------- --------  --------   --------
 Net income(1)..........   $ 2,326    $  2,983   $  4,047 $  4,239 $  5,064  $  3,776   $  6,389
                           =======    ========   ======== ======== ========  ========   ========
 Pro forma net in-
  come(2)...............                                           $  3,099             $  3,427
 Pro forma net income
  per share(2)..........                                           $   0.31             $   0.34
 Weighted average shares
  outstanding(3)........                                             10,049               10,189

                                         AS OF SEPTEMBER 30, 1997
                                   ------------------------------------
                                   ACTUAL  PRO FORMA(4)    PRO FORMA
                                           (UNAUDITED)  AS ADJUSTED (5)
                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Cash............................. $ 1,299   $ 1,299        $38,443
 Working capital..................   5,468       732         37,876
 Total assets.....................  20,478    20,478         57,622
 Total liabilities................  11,882    16,618         16,618
 Total shareholders' equity.......   8,596     3,860         41,004

--------------------

(1) The Company is currently taxed under subchapter S of the Internal Revenue Code. As an S Corporation, the Company is not subject to federal and some state income taxes.

(2) The pro forma consolidated statement of income data for the year ended December 31, 1996 has been computed by adjusting the Company's net income, as reported, to record income tax expense assuming an effective tax rate of 41% that would have been recorded had the Company been a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 10 of Notes to Consolidated Financial Statements. Included in net income for the nine months ended September 30, 1997 is an extraordinary gain of $817,778 net of income taxes of $34,084 relating to the expiration of an option to purchase the assets of the Company by an unrelated third party. The pro forma consolidated statement of income data for the nine months ended September 30, 1997 has been computed by (i) adjusting the Company's effective tax rate to 41% and (ii) eliminating the extraordinary gain resulting from the purchase option. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2, 10, and 11 of Notes to Consolidated Financial Statements.
(3) See Note 10 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares used in per share calculations and net income per share.

(4) Pro forma balance sheet data has been adjusted to reflect (i) an estimated deferred tax liability of $2,554,000 as of September 30, 1997 which would exist if the Company were treated as a C Corporation and (ii) an estimated distribution payable of approximately $3,512,000, of which $1,330,000 will be used to reduce notes receivable from shareholders based upon actual cash basis earnings through September 30, 1997 which the Company intends to distribute. The estimated deferred tax liability will change and may increase based upon changes between cash and accrual basis income. The estimated distribution payable will change and will significantly increase based upon actual cash basis earnings between September 30, 1997 and the date of this Prospectus. See "Use of Proceeds," "S Corporation Termination" and Notes 2 and 10 of Notes to Consolidated Financial Statements.
(5) Adjusted to reflect (i) the sale of 3,400,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom and (ii) the pro forma balance sheet adjustments discussed in (4) above. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following risk factors as well as those discussed elsewhere in this Prospectus.

  Dependence on Certain Principals. The success of the Company is highly dependent upon the business generation capabilities of certain of the Principals who are also directors or officers of the Company. In particular, Messrs. Gilbert, Harris, Jorde, Rausser and Teece have had general oversight and responsibility for over 67% of the Professional Staff's billings during 1996. There can be no assurance that these individuals will perform at previous levels, or that they will remain with the Company. The engagement agreements between the Company and Principals are terminable at will and, upon termination, do not restrict the Principals from competing with the Company. In the event that these individuals do not perform at previous levels or do not remain with the Company, the Company's business, operating results and financial condition would be materially and adversely affected. These Principals who are shareholders of the Company are party to a Shareholders' Agreement which provides, in part, that the Company has the right to purchase a Shareholder's shares of Common Stock at one-half the market price of such shares if such shareholder ceases to provide services to the Company on a regular basis. These limits on transfer lapse ratably over a period of five years starting on the date of the offering. See "Certain Transactions-- Shareholders' Agreement."

  Dependence on Experts. Although the Company does not derive a significant portion of its net income from Expert billings, the Company's ability to retain current business and to attract new business is highly dependent on the academic and consulting reputation of its Experts and on the quality of their work performed for the Company. In the event the Company's reputation for academic excellence is tarnished or the quality of its work product is diminished, the Company's business, operating results and financial condition could be materially adversely affected. The ability of the Experts to perform economic consulting services also is often limited by the policies of universities with which they are affiliated. Any change in the policies of these universities, or loss of the services of any of these Experts for any reason could have a material adverse effect upon the Company's business, operating results and financial condition, including its ability to secure and complete engagements. See "Business-Human Resources."

  Dependence on Professional Staff. The Company derives its net income almost exclusively from consulting services performed by its Professional Staff. As of December 31, 1996 and September 30, 1997, the Company employed 104 and 133 Professional Staff, respectively. The portion of the Company's revenues for the year ended December 31, 1996 and the nine months ended September 30, 1997 attributable to Professional Staff billings was approximately 66% and 70% of total revenues, respectively. If existing or new Professional Staff are unable to achieve anticipated billing rates, engagement quality, utilization levels or other performance measures, the Company's net income could be materially adversely affected and to the extent that the fixed costs associated with Professional Staff (including costs associated with salaries and benefits) exceeds the Professional Staff's billing rates, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business-Human Resources."

  Attraction, Retention and Management of Professional Staff and Administrative Staff. The Company's business involves the delivery of professional services and is labor-intensive. The Company's future performance depends in large part upon its ability to attract, develop, motivate and retain highly-skilled experts, staff economists, associates and administrative staff, particularly senior academics with superior professional reputations. Qualified professionals are in great demand and there is significant competition for staff economists from other consulting and investment banking firms, research firms, governments and government agencies and other related enterprises. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled economists in the future. The loss of the services of, or the failure to recruit a significant number of Experts, staff economists, associates or administrative personnel could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements.

  Management of Growth. The Company is currently experiencing significant operational and geographic growth that could strain the Company's managerial and other resources. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its Experts and Professional Staff. There can be no assurance that the Company's business model can be successfully scaled up in existing markets or replicated in new geographic areas. The Company's success will depend in large part on its ability to maintain high levels of consultant utilization, maintain billing rates, maintain quality and accurately set and meet schedules. If the Company's management is unable to manage growth or new employees are unable to achieve anticipated performance or utilization levels, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business-Growth Strategy."

  Dependence on Major Practice Areas. Of the several major practice areas, antitrust (including mergers and acquisitions review) and regulation/deregulation, each accounted for approximately one-fourth of the Company's revenue for the year ended December 31, 1996. Changes in the politics, economics and guiding philosophy with respect to these areas, or any area in which the Company conducts business, could significantly reduce the need for economic consulting services in these areas, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Project Risks. Many of the Company's engagements involve projects that could have a significant financial impact on its clients' businesses. The Company's failure or inability to meet a client's expectations in the performance of its services could have a material adverse effect on the Company's reputation, thereby adversely affecting its business, operating results and financial condition. Some of the projects for which the Company's services have been retained may be terminated prior to completion because clients are under no contractual obligation to continue to use the Company's consulting services. Other projects could terminate because of the settlement of litigation or the abandonment of a merger. The premature termination of existing or future engagements by the Company's clients could have a material adverse effect on its business, operating results and financial condition. Even when a project is successfully completed, the Company could incur redeployment expenses in locating a new project for its Professional Staff. In addition, the Company could incur substantial costs and expend significant resources correcting errors if any were found in the Company's work, and could possibly become liable for damage caused by such errors.

  Professional and Other Liability. The Company's services involve risks of professional and other liability. If the Company were found to have been negligent or to have breached its obligations to its clients, the Company could be exposed to significant liabilities and its reputation could be adversely affected. In connection with most of its assignments, the Company engages experts who are independent contractors. Negligent acts by these independent contractors could adversely affect the Company. The Company maintains professional liability insurance in an aggregate amount of $10 million.

  Competition. The market for economic consulting services is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including economic consulting firms, general management consulting firms, the consulting practices of the "Big Six" accounting firms, technical and economic advisory firms, regional and specialty consulting firms, small "niche" consulting companies and individual academics. Many of these companies are national and international in scope and have significantly greater personnel, financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. There are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face additional competition from new entrants into the economic consulting industry. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business--Competition."

  Control of Principal Shareholders. After completion of this offering, the Company's executive officers and certain directors will beneficially own approximately 51.9% of the Company's outstanding shares of Common Stock. Messrs. Teece, Jorde, Rausser, Gilbert and Harris will own approximately 17.6%, 9.4%, 9.4%, 7.4% and 7.4% of the Company's stock, respectively. As a result, these officers and directors will be able to influence the outcome of matters requiring a shareholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. This control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal and Selling Shareholders."

  Significant Unallocated Net Proceeds. A substantial majority of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

  Absence of Prior Public Market and Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for Common Stock to be sold by the Company and the Selling Shareholders will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. See "Underwriting" for factors considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter to quarter variations in the Company's anticipated or actual operating results, changes in estimates of the Company's performance or recommendations by securities analysts, performance of consulting service firms and other events or factors. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. There can be no assurance that an active trading market for the Common Stock of the Company will develop or be sustained after this offering.

  Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. These sales could also make it more difficult for the Company to sell its equity or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering, the Company will have approximately 13,400,000 shares of Common Stock outstanding. The 5,000,000 shares offered hereby will be immediately tradeable without restriction. As a result of lock-up
agreements between certain shareholders and the Underwriters,         shares
will not become available for sale in the public market until 180 days after the effectiveness of this offering, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). However, the Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume and other restrictions. Subsequent to the closing of this offering, the Company intends to register 2,000,000 shares of Common Stock reserved for issuance under the Company's stock plans. See "Shares Eligible for Future Sale."

  Potential Issuance of Undesignated Preferred Stock; Anti-Takeover
Effects. The Company's Board of Directors can, without obtaining shareholder approval, issue shares of Preferred Stock having rights, preferences, privileges and restrictions, including voting rights, that could adversely affect the voting power and other rights of holders of the Common Stock. The issuance of the Preferred Stock could have the effect of making it more difficult for a person to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance of such stock could have a material adverse effect on the market value of the Common Stock. The Company has no current plans to issue shares of Preferred Stock. The Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company, even though at a premium price or favored by a majority of unaffiliated shareholders. Certain of such measures may be adopted without any further vote or action by the shareholders. The Company has no current plans to adopt any such measures. See "Description of Capital Stock."

  Dilution. Purchasers of the Common Stock in this offering will suffer immediate and substantial dilution of $8.98 per share in the net tangible book value of the Common Stock from the initial public offering price.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 3,400,000 shares of Common Stock being offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $37,144,000 at an estimated initial public offering price of $12 per share. The principal purposes of this offering are to obtain additional capital, create a public market for the Common Stock, facilitate future access by the Company to public equity markets and enhance the Company's ability to use its equity securities as a means of attracting, retaining and providing incentives to employees. The Company expects to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and payment of cash basis undistributed S Corporation earnings (estimated to be $6.8 million as of the date of this offering). Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Risk Factors--Significant Unallocated Net Proceeds" and "S Corporation Termination."

                           S CORPORATION TERMINATION

  Since its founding in 1988, the Company has been treated as a subchapter S Corporation ("S Corporation") for federal income tax purposes under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and for certain state income tax purposes. As a result, substantially all of the income of the Company has been taxed directly to its shareholders rather than to the Company. Following the completion of this offering, the Company will be subject to corporate income taxation as a subchapter C corporation ("C Corporation") under the Code.

  The Company has declared an S Corporation distribution to its existing shareholders in an aggregate amount representing all cash basis undistributed earnings of the Company taxed or taxable to its shareholders through the date of this offering, which is the date the Company ceases to be an S Corporation (the "S Corporation distribution"). The S Corporation distribution will be paid on that date. As of September 30, 1997, the amount of the S Corporation distribution was $3.5 million. The Company estimates that the S Corporation distribution will total approximately $6.8 million at the time of the offering. Approximately $2.0 million of the S Corporation distribution will be retained by the Company to reduce the principal and interest of the promissory notes receivable from existing shareholders. Purchasers of Common Stock in this offering will not receive any portion of the S Corporation distribution. See "Certain Transactions--S Corporation Distribution."

  In connection with the termination of the Company's S Corporation status, the Company has deferred income taxes of approximately $2.6 million as of September 30, 1997 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This amount is expected to increase significantly as of the date of this Prospectus. This income tax expense will be in addition to income tax expense otherwise incurred in such quarter and will be incurred upon termination of the Company's S Corporation status, estimated to occur in December 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth the borrowings and capitalization of the Company as of September 30, 1997; (i) on an actual basis, (ii) on a Pro forma basis terminating the Company's S Corporation status and (iii) on an as adjusted basis giving effect to the sale and issuance of Common Stock offered hereby. See "S Corporation Termination", Note 10 to Notes to Consolidated Financial Statements and "Use of Proceeds." This table should be reviewed in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                   SEPTEMBER 30, 1997
                                          -------------------------------------
                                                                   PRO FORMA
                                          ACTUAL   PRO FORMA (2) AS ADJUSTED(3)
                                                     (IN THOUSANDS)
Borrowings under line of credit.......... $ 1,227     $ 1,227       $ 1,227
                                          -------     -------       -------
Shareholders' equity:
  Common Stock, $.001 par value,
   40,000,000 shares authorized,
   10,186,375 shares issued and
   outstanding, actual and Pro forma ;
   13,400,000 shares issued and
   outstanding, as adjusted(1)...........      10          10            13
  Additional paid-in capital.............   5,620       5,187        42,328
  Notes receivable from shareholders.....  (2,734)     (1,404)       (1,404)
  Retained earnings......................   5,700          67            67
                                          -------     -------       -------
    Total shareholders' equity...........   8,596       3,860        41,004
                                          -------     -------       -------
    Total capitalization................. $ 9,823     $ 5,087       $42,231
                                          =======     =======       =======

---------------------
(1) Excludes 2,000,000 shares of Common Stock reserved for future grant under the Company's stock option plans. See "Management--Employee Benefit Plans" and Note 12 of Notes to Consolidated Financial Statements.

(2) Pro forma to reflect the declaration of the S Corporation distribution (which is estimated to be approximately $3,512,000 as of September 30, 1997 of which $1,330,000 will be used to reduce notes receivable from shareholders) and the establishment of a deferred tax liability of $2,554,000 upon termination of the Company's S Corporation status. See "S Corporation Termination."

(3) Pro forma as adjusted to reflect the sale of 3,400,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom.

                                    DILUTION

  The net tangible book value of the Company as of September 30, 1997 was approximately $8.6 million or approximately $0.84 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less the Company's total liabilities, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to (i) the sale by the Company of the 3,400,000 shares of Common Stock offered hereby (based upon an assumed initial public offering price of $12 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom, (ii) the S Corporation distribution, and (iii) the recording of deferred income taxes upon termination of the Company's S Corporation status, the pro forma net tangible book value of the Company at September 30, 1997 would have been $41.0 million or $3.02 per share. This amount represents an immediate increase in net tangible book value of $2.18 per share to existing shareholders and an immediate dilution of $8.98 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $12.00
  Net tangible book value per share as of September 30, 1997...... $0.84
  Increase in net tangible book value per share attributable to new investors..................................................  2.18
                                                                   -----
Net tangible book value per share after this offering.............         3.02
                                                                         ------
Dilution per share to new public investors........................       $ 8.98
                                                                         ======

  The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in this offering based upon an assumed initial public offering price of $12 per share (before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                            SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                         ---------------------- ----------------------   PRICE
                             NUMBER     PERCENT     AMOUNT     PERCENT PER SHARE
                         (IN THOUSANDS)         (IN THOUSANDS)
Existing sharehold-
 ers(1).................     10,186       75.0%    $ 5,197       11.3%  $ 0.51
New investors(1)........      3,400       25.0      40,800       88.7   $12.00
                             ------      -----     -------      -----
  Total.................     13,586      100.0%    $45,997      100.0%
                             ======      =====     =======      =====

---------------------

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders of the Company to 8,586,000 shares or 63.2% of the total number of shares outstanding after this offering (7,836,000 shares or 57.7% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 5,000,000 shares or 36.8% of the total number of shares of Common Stock outstanding after this offering (5,750,000 shares or 42.3% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statements of income data set forth below with respect to the fiscal years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 and the consolidated balance sheet data as of December 31, 1995 and 1996 and September 30, 1997 are derived from, and are qualified by reference to, the consolidated financial statements of the Company included elsewhere in this Prospectus. The Consolidated Statements of Income data with respect to the fiscal years ended December 31, 1992 and 1993 and the nine months ended September 30, 1996 and the consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from the unaudited financial statements not included herein.

                                                                                 NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                          --------------------------------------------------- -----------------------
                             1992        1993        1994      1995    1996      1996        1997
                          (UNAUDITED) (UNAUDITED)                             (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Revenues................    $14,858     $20,317    $ 24,548   $24,835 $31,392   $22,731     $31,994
Costs of services.......     10,281      13,614      16,772    16,465  20,881    15,262      20,352
                            -------     -------    --------   ------- -------   -------     -------
 Gross profit...........      4,577       6,703       7,776     8,370  10,511     7,469      11,642
General and
 administrative.........      2,138       3,537       3,639     4,048   5,258     3,554       5,834
                            -------     -------    --------   ------- -------   -------     -------
 Income before income
  taxes and
  extraordinary gain....      2,439       3,166       4,137     4,322   5,253     3,915       5,808
Income taxes............        113         183          90        83     189       139         237
                            -------     -------    --------   ------- -------   -------     -------
 Income before
  extraordinary gain....      2,326       2,983       4,047     4,239   5,064     3,776       5,571
Extraordinary gain:.....          0           0           0         0       0         0         818
                            -------     -------    --------   ------- -------   -------     -------
 Net income(1)..........    $ 2,326     $ 2,983    $  4,047   $ 4,239 $ 5,064   $ 3,776     $ 6,389
                            =======     =======    ========   ======= =======   =======     =======
Proforma net income(2)..                                              $ 3,099               $ 3,427
Proforma net income per
 share(2)...............                                              $  0.31               $  0.34
Weighted average shares
 outstanding(3).........                                               10,049                10,189
                                                                                 NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                          --------------------------------------------------- -----------------------
                                                                                           PRO FORMA
                             1992        1993        1994      1995    1996      1997       1997(4)
                          (UNAUDITED) (UNAUDITED) (UNAUDITED)                             (UNAUDITED)
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash...................    $   428     $   721    $    407   $   598 $     3   $ 1,299     $ 1,299
 Working capital........      2,434       3,611       5,319     5,934   4,342     5,468         732
 Total assets...........      6,095       8,469      11,348    11,566  13,198    20,478      20,478
 Total liabilities......      3,013       4,599       5,808     5,218   6,934    11,882      16,618
 Total shareholders'
  equity................      3,082       3,869       5,539     6,348   6,264     8,596       3,860

-------------------

(1) The Company is currently taxed under subchapter S of the Internal Revenue Code. As an S Corporation, the Company is not subject to federal and some state income taxes.

(2) The pro forma consolidated statement of income data for the year ended December 31, 1996 has been computed by adjusting net income, as reported, to record income tax expense assuming an effective tax rate of 41% that would have been recorded had the Company been a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 10 of Notes to Consolidated Financial Statements. Included in net income for the nine months ended September 30, 1997 is an extraordinary gain of $817,778 net of income taxes of $34,084, relating to the expiration of an option to purchase the assets of the Company by an unrelated third party. The pro forma consolidated statement of income data for the nine months ended September 30, 1997 has been computed by (i) adjusting the Company's effective tax rate to 41% and (ii) eliminating the extraordinary gain resulting from the purchase option. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2, 10 and 11 of Notes to Consolidated Financial Statements.
(3) See Note 10 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares used in per share calculations and net income per share.

(4) Pro forma balance sheet data has been adjusted to reflect (i) an estimated deferred tax liability of $2,554,000 as of September 30, 1997 which would exist if the Company were treated as a C Corporation and (ii) an estimated distribution payable of approximately $3,512,000, of which $1,330,000 will be used to reduce notes receivable from shareholders based upon actual cash basis earnings through September 30, 1997 which the Company intends to distribute. The estimated deferred tax liability will change and may increase based upon changes between cash and accrual basis income. The estimated distribution payable will change and will significantly increase based upon actual cash basis earnings between September 30, 1997 and the date of this Prospectus. See "Use of Proceeds,""S Corporation Termination" and Notes 2 and 10 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  The Company is an economic consulting services firm that provides sophisticated economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's areas of expertise include antitrust, industry deregulation, damages analyses, economic and financial modeling, intellectual property valuation, environmental economics and public policy. Services are provided by Experts who are supported by Professional Staff. The Experts include Principals and Affiliates. The role of the Professional Staff is critical as it enables the Experts to leverage their expertise allowing the Company to deliver high quality work product to its clients. The Company believes that its structure enables its Experts to provide sophisticated economic consulting services efficiently and effectively to clients throughout the world. In 1996 alone, the Company performed over 500 assignments for more than 300 clients in eight countries.

  The Company derives revenues almost exclusively from professional service fees which are billed at standard hourly rates. Projects are generally billed monthly on a time and expense basis. Professional Staff compensation ranges from about 70% of billing rates for senior Professional Staff to about 25% for junior Professional Staff. Professional Staff are compensated on a salary plus bonus basis or based on an hourly rate plus overtime. Experts are generally paid 100% of their collected fees and receive project origination fees for projects they secure or manage. Project origination fees average approximately 15% but can be up to 19.5% of collected revenues on non-Expert professional fees.

  The Company's most significant expense is personnel costs, which consist of fees paid to Experts and salaries and benefits for Professional Staff and other employees. The number of professionals assigned to a project will vary depending on the size and duration of each engagement. Project terminations, completion and scheduling delays may result in periods where personnel are not assigned to active projects. The Company manages its personnel costs by closely monitoring client needs and utilization of the Professional Staff.

  Since its organization in 1988, the Company has been treated as an S Corporation for tax purposes. As an S Corporation, the net income of the Company is taxable for federal (and some state) income tax purposes directly to the Company's shareholders. Accordingly, the statements of income presented do not include a provision for federal or certain state income taxes. All of the Company's tax basis net income has been (or will be, as described in "S Corporation Distribution") distributed to its shareholders and included in their personal taxable income. The Company's S Corporation status will terminate upon the date of this Prospectus.

  During the quarter in which this offering is completed, the Company will recognize a significant charge against income resulting from the termination of the Company's S Corporation status. As a result, the Company will record a one-time charge to operations estimated at $2.6 million based on the deferred tax liabilities as of September 30, 1997. This amount is expected to increase between September 30, 1997 and the date of this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected consolidated statements of income data as a percentage of revenues:

                                                           NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                -------------------------  ------------------
                                 1994     1995     1996      1996      1997
Revenues.......................   100.0%   100.0%   100.0%    100.0%    100.0%
Cost of services...............    68.3     66.3     66.5      67.1      63.6
                                -------  -------  -------  --------  --------
Gross profit...................    31.7     33.7     33.5      32.9      36.4
General and administrative ....    14.8     16.3     16.8      15.7      18.2
                                -------  -------  -------  --------  --------
Income before income taxes and
 extraordinary gain............    16.9     17.4     16.7      17.2      18.2
Income taxes...................     0.4      0.3      0.6       0.6       0.8
                                -------  -------  -------  --------  --------
Income before extraordinary
 gain..........................    16.5     17.1     16.1      16.6      17.4
Extraordinary gain.............     --       --       --        --        2.6
                                -------  -------  -------  --------  --------
Net income ....................    16.5%    17.1%    16.1%     16.6%     20.0%
                                =======  =======  =======  ========  ========

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenues. Revenues increased 40.7% to $32.0 million in the nine months ended September 30, 1997, from $22.7 million in the nine months ended September 30, 1996. This growth in revenues was primarily attributable to additional services provided to existing clients and engagements with new clients. The Company expanded the number of projects billed from 423 through the first nine months of 1996 to 470 through the same period in 1997. Additionally, revenues increased due to an increased number of senior Professional Staff relative to junior Professional Staff.

  Gross Profit. Gross profit consists of revenues less cost of services, which includes Expert fees, Professional Staff salaries and benefits, project origination fees and other direct project expenses. Gross profit increased 55.9% to $11.6 million in the first nine months of 1997 from $7.5 million in the comparable period of 1996. Gross profit as a percentage of revenues was 36.4% in the first nine months of 1997 compared to 32.9% in 1996. To service additional client projects, the Company increased the number of Principals and employees, including Professional Staff, to 218 at September 30, 1997 from 168 at September 30, 1996. Increases in utilization rates resulted in a 8.5% increase in average billings per Professional Staff member in the 1997 period. LECG's Experts leveraged Professional Staff resources more effectively which resulted in a higher contribution to Company margins.

  General and Administrative. General and administrative includes salaries and benefits of management and the administrative staff, facilities costs, supplies, outside professional fees not billed to clients and all other corporate costs. General and administrative increased 64.1% to $5.8 million in the nine month period ended September 30, 1997 from $3.6 million in the prior year period. As a percentage of revenues, general and administrative increased to 18.2% in the first nine months of 1997 from 15.7% in the first nine months of 1996. This expense is due to additional facilities charges for moving an existing office, expanding three existing offices and opening three new offices to accommodate planned growth.

  Income before Income Taxes and Extraordinary Gain. Income before income taxes and extraordinary gain for the nine months ended September 30, 1997 was $5.8 million, compared with $3.9 million for the nine months ended September 30, 1996. The improvement is attributable to increased revenues while maintaining profit margins.

  Extraordinary Gain. The Company recognized an extraordinary gain of $851,862 less taxes of $34,084 in the first nine months of 1997 related to the expiration of an option agreement entered into in 1993. The agreement called for the purchase of all the Company's assets or outstanding Common Stock. The income recognized represents a $1,000,000 payment for the asset option net of applicable taxes and expenses to arrange the transaction.

  Pro Forma Results. The pro forma presentation in Selected Consolidated Financial Data for the nine months ended September 30, 1997 reflects the elimination of the extraordinary income of $817,778 that was recorded in the period. The pro forma tax provision provided assumes the Company had been operating as a C Corporation and reflects an effective tax rate of 41.0%.

1996 COMPARED TO 1995

  Revenues. Revenues increased 26.4% to $31.4 million in 1996 from $24.8 million in 1995. The increase in revenues was attributable to increasing the number of projects billed by 8.6% while increasing the average billings per project by 16.3%. The Company worked on several large projects for existing clients.

  Gross Profit. Gross profit increased 25.6% to $10.5 million in 1996 from $8.4 million in 1995. Gross profit as a percentage of revenues decreased slightly to 33.5% in 1996 from 33.7% in 1995. This decrease is attributable to increased expenses for project origination fees earned by certain Experts eligible for a higher percent of such fees. This is offset by an increase in staff utilization rates of 7% over the prior year.

  General and Administrative. General and administrative increased 29.9% to $5.3 million in 1996 from $4.0 million in 1995. This is attributable to expenses proportionately increasing in relation to revenues as well as increased recruiting and business development costs associated with expanding the Company. General and administrative, as a percentage of revenues, increased to 16.8% in 1996 from 16.3% in 1995.

1995 COMPARED TO 1994

  Revenues. Revenues for 1995 were $24.8 million compared to 1994 revenues of $24.5 million in 1994. Revenues increased by 1.2%, as the Company's management focused on establishing a plan for future growth which included hiring a Chief Operating Officer and increasing recruiting efforts for Experts and Professional Staff.

  Gross Profit. Gross profit increased 7.6% to $8.4 million in 1995 from $7.8 million in 1994. Gross profit as a percentage of revenues increased to 33.7% in 1995 from 31.7% in 1994. This increase was a result of the Company's reducing expenses by reducing the percentage paid, on an ongoing basis, for project origination fees. Experts and Professional Staff increased to 136 at the end of 1995 from 111 at the end of 1994.

  General and Administrative. General and administrative increased 11.2% to $4.0 million in 1995 from $3.6 million in 1994. As a percentage of revenues, general and administrative increased to 16.3% in 1995 from 14.8% in 1994. The increase is attributable to additional facilities charges for opening one new office and the expansion of two existing offices to accommodate planned growth.

UNAUDITED QUARTERLY RESULTS AND SEASONALITY

  The following table sets forth certain unaudited quarterly operating information for each of the seven quarters ended September 30, 1997. This information has been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and include all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                           QUARTER ENDED (IN THOUSANDS)
                          --------------------------------------------------------------
                          MAR. 31, JUNE 30, SEP. 30, DEC. 31, MAR. 31, JUNE 30, SEP. 30,
                            1996     1996     1996     1996     1997     1997     1997
Revenues................   $6,617   $7,781   $8,332   $8,662   $9,901  $10,885  $11,208
Cost of services........    4,397    5,208    5,656    5,620    6,646    7,094    6,612
                           ------   ------   ------   ------   ------  -------  -------
Gross profit............    2,220    2,573    2,676    3,042    3,255    3,791    4,596
General and
 administrative.........    1,013    1,228    1,313    1,704    1,415    1,887    2,532
                           ------   ------   ------   ------   ------  -------  -------
Income before income
 taxes and extraordinary
 gain...................    1,207    1,345    1,363    1,338    1,840    1,904    2,064
Income taxes............       43       48       48       50       64       81       92
                           ------   ------   ------   ------   ------  -------  -------
Income before
 extraordinary gain.....    1,164    1,297    1,315    1,288    1,776    1,823    1,972
Extraordinary gain......      --       --       --       --       --       818        0
                           ------   ------   ------   ------   ------  -------  -------
Net income..............   $1,164   $1,297   $1,315   $1,288   $1,776  $ 2,641  $ 1,972

  Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter and employee hiring and utilization rates. The timing of revenues varies from quarter to quarter because of the Company's revenue cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the third quarter of the year or a smaller sequential growth rate than in other quarters.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of liquidity has been cash flow from operations, periodically supplemented by borrowings under a bank line of credit and by loans from shareholders. Operations provided funds of $5.8 million for the nine months ended September 30, 1997 as compared to $5.2 million in the nine months ended September 30, 1996. Cash flow from operations amounted to $2.3 million, $4.2 million and $5.6 million for 1994, 1995 and 1996, respectively. Net income before taxes and net income increased each year during this three year period.

  Investing activities historically have not required significant cash flows.

  Cash flow used in financing activities was $2.8 million for the nine months ended September 30, 1997. During this period, the Company paid $4.1 million in S Corporation Distributions which was partially funded by the Company's line of credit. The line expires on May 31, 2000 and provides for maximum borrowings of $3.0 million. The Company is currently negotiating to increase the line to $10.0 million. Borrowings are limited to working capital requirements and bear interest at the bank's prime rate (8.5% at September 30, 1997). There was $1.2 million outstanding borrowings under the line of credit as of June 30, 1997. Borrowings are secured by accounts receivable and fixed assets.

  Cash flow used in financing activities amounted to $2.4 million, $3.4 million and $5.1 million for 1994, 1995 and 1996, respectively.

  The Company believes the net proceeds from the sale of Common Stock offered hereby, together with funds generated by operations, will provide adequate cash to fund its anticipated cash needs, at least through the next twelve months. Thereafter, the Company anticipates that its cash requirements related to future operations will be funded with cash generated from operations and short-term borrowings. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade securities. The Company currently anticipates that it will retain all of its earnings for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 128 ("Statement 128"), issued in February 1997, simplifies the standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with basic EPS and requires a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Adoption of this statement is effective for financial statements issued for periods ending after December 15, 1997, and earlier application is not permitted. The Company does not expect the effects of Statement 128 to be material.

                                   BUSINESS

  The Company is an economic consulting services firm that provides sophisticated economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's areas of expertise include antitrust, industry deregulation, damages analyses, economic and financial modeling, intellectual property valuation, environmental economics and public policy. Services are provided by Experts who are supported by Professional Staff. The Experts include Principals and Affiliates. The role of the Professional Staff is critical as it enables the Experts to leverage their expertise allowing the Company to deliver high quality work product to its clients. The Company believes that its structure enables its Experts to provide sophisticated economic consulting services efficiently and effectively to clients throughout the world. In 1996 alone, the Company performed over 500 assignments for more than 300 clients in eight countries.

  The Company provides its clients with insightful and original studies that are authored, articulated and ultimately defended by independent, leading Experts, and which are capable of commanding the attention of regulators, legislators, judges and juries. The studies and related testimony incorporate in-depth economic analysis on complex issues, such as the competitive effects of mergers and acquisitions, restructuring of regulated industries, auction design and implementation, the efficiency properties of complex contracts, the impact of regulatory structures on technological innovation, the causes of financial misfortunes and the cost of environmental damages.

  The Company is retained by public and private companies, government agencies, national and state governments and by major law firms on behalf of their clients. The Company has provided consulting services to a diverse client base including (i) leading corporations, such as Abbott Laboratories, Chevron Corp., Dow Chemical Co., Intel Corporation, Southern Pacific and Time Warner, Inc., (ii) large telecommunication and utility companies, such as Ameritech, Bell Atlantic Corp., New England Power Co., Northern States Power Co., Pacific Gas and Electric and Potomac Electric Power Co., (iii) leading financial services firms such as Bankers Trust New York Corp., Kemper Financial Services, Inc. and Transamerica Life Insurance and Annuity Co., (iv) United States government and regulatory agencies, such as the Department of Justice, the Department of Labor, the Federal Communications Commission, the Federal Deposit Insurance Corporation, the Federal Trade Commission and the Resolution Trust Corporation and (v) national governments and government agencies, including the governments of Argentina, Colombia, El Salvador, Guatemala, Japan, New Zealand and South Korea.

  The Company's Principals include faculty and former faculty from leading universities including Brigham Young University, Cambridge University, Harvard University, the London Business School, New York University, Northwestern University, Princeton University, Stanford University, Tel Aviv University, Texas A&M University, the University of California at Berkeley, the University of California at Davis, the University of California at Los Angeles, the University of Chicago, the University of Illinois, the University of Maryland, the University of Pennsylvania, the University of Southern California, the University of Toronto, the University of Virginia, Vanderbilt University and Yale University. The Experts' relationships with credentialed, internationally renowned scholars enables the Company to serve as a "switchboard" to access talent in the world's great universities.

  The Company believes that the business environment is favorable to the continued application of economic analysis to complex business and policy problems. The Company believes that there are additional growth opportunities through (i) increasing engagements performed by the Company's current Experts,
(ii) attracting additional Experts, (iii) expanding geographically in the United States and abroad and (iv) acquiring economic consulting organizations on a selective basis.

  Since its inception in 1988, the Company has expanded its operations from one office in Berkeley/Emeryville, California to a current aggregate of eleven offices in Washington, D.C.; New York, New York; Evanston, Illinois; Salt Lake City, Utah; College Station, Texas; Sacramento, California; Toronto, Canada; Wellington, New Zealand; London, England; and Brussels, Belgium.

BUSINESS ENVIRONMENT FOR COMPLEX ECONOMIC ANALYSIS

  Micro-economic thinking and modeling have gained wide acceptance. The application of advanced micro-economic analysis to complex decision-making has been made increasingly possible by the development of economic models and model estimation techniques, the advent of low cost computing capacity and the development of large public and private databases, which enable statistical relationships to be explored and modeled. The increased use of economic analysis is reflected in the frequency with which government agencies in the United States and abroad are engaging economists to assist in evaluating mergers and acquisitions, establishing deregulatory principles, designing complex auctions and implementing transfer pricing rules. In turn, affected private sector parties are compelled to commission similar economic studies to represent their interests in the shaping of regulatory and deregulatory processes, privatization outcomes and legislative changes. In addition, economic analysis is increasingly used to help determine liability and damages in private litigation or alternative dispute resolution forums.

  The Company believes that micro-economic analysis directed by leading experts is especially useful where there is considerable complexity or contention as a result of profound change due to technological innovation or major legal or policy shifts. This complexity and contention have affected organizations (i) in those industries undergoing fundamental transition, (ii) directly affected by competition policy and antitrust laws, (iii) confronted with complex valuation problems, (iv) requiring damage analysis and (v) formulating corporate strategy.

  Industries in Fundamental Transition. Regulatory initiatives typically lead governments and affected parties to engage consultants to perform economic analyses. Cost benefit, comparative cost, cost allocation and price impact studies are frequently commissioned and can yield important findings which can shape policy. Economic analysis is especially important where governments or regulators are endeavoring to deregulate industries. Deregulation begets further regulations as governments increasingly rely on competition policy rather than price, entry and rates of return regulation.

  Recent deregulation in the telecommunications, electric and gas utility and agribusiness industries as well as the legislative and market turmoil affecting the United States healthcare system have led to greater use and application of economic analyses in those industries.

  . Telecommunications. The telecommunications industries are undergoing fundamental restructuring as they move from public control to more market based methods of governance or control. These developments are already substantially accomplished in New Zealand and Chile, in progress in the United States, the United Kingdom and Australia and being initiated or contemplated in many other countries including continental European countries. Greater reliance on competition rather than regulation requires detailed market, cost and financial analyses by the major industry participants as well as by potential new entrants.

  . Electric and Gas Utilities. Deregulation and industry consolidation often requires sophisticated economic analysis. Where vertical divestiture has occurred, pricing issues are especially important with respect to intermediate "products" including wholesale electricity and transmission/pipeline services, particularly if control of the basic infrastructure (e.g., transmission/pipelines) remains concentrated. Also, when integrated providers compete with new entrants that are not integrated, complex competition policy issues arise with respect to the terms and conditions under which the integrated provider can self supply. Organizational design and access issues frequently need to be analyzed from an economic perspective.

  . Agribusiness. With deregulation and the phased reduction of government subsidies occurring in industrialized countries as a result of the GATT Uruguay round, and the forthcoming negotiation rounds under the auspices of the World Trade Organization, greater flexibility and market sensitivity are being introduced to the agricultural sectors of many countries. Moreover, environmental issues, water rights and technological innovation in agricultural machinery, hybrid seeds, engineered plants and species raise important policy issues requiring economic analyses.

  . Healthcare. Policy issues arise in many contexts, including hospital mergers, physician/hospital relations and pharmaceutical pricing. Because the sale of pharmaceutical products and medical devices are often heavily regulated, and involve significant levels of intellectual property, they too involve complex issues which frequently require economic analysis. Furthermore, pharmaceutical and medical products are frequently supplied on a global basis, raising important intercountry pricing issues.

  Competition Policy and Antitrust Analysis. Competition policy issues frequently involve detailed analysis of markets, market entry conditions and the market positions of incumbents. Such analyses are required not only in mature markets, but also in the new high technology sectors where the role of innovation, network externalities, installed base effects and standards are of great importance. The role of pricing policies and licensing strategies must frequently be assessed. Antitrust analysis is frequently required before merging firms can achieve clearance from antitrust and other regulatory bodies in the United States, Europe and elsewhere. In addition, private antitrust litigation frequently requires analysis of markets, firm behavior and damages.

  Complex Valuation Problems. The growth and expansion of markets has led to increases in the variety of assets which are traded and the frequency with which restructuring occurs. In many cases, there may not be organized markets where the prices of certain assets are readily ascertained. Yet there is often a need for value to be determined or for asset sales to be organized. Economic analysis and advanced statistics and econometrics can assist in valuation, including:

  . Financial Securities. Valuation engines and sophisticated mathematical modeling are frequently needed to value complex derivatives and exotic securities. These advanced techniques are employed in litigation, as well as by companies assessing their exposure to risk and seeking to value their portfolios.

  . Intellectual Property and Intangible Assets. Many firms recognize the need to build and protect brand equity, intangible assets and intellectual property. Patents, trade secrets, copyrights and trademarks frequently need to be valued for managerial, licensing, transfer pricing and litigation purposes. Economic and market analysis is frequently fundamental to such valuations.
  . Auction of Public Assets and Stranded Assets. Governments have recently auctioned assets in the electromagnetic spectrum, railroad, oil and gas, forestry and mineral industries. Private parties wishing to sell large fixed investments have likewise been attracted to the notion of designing complex auctions. The architecture of market design principles depends heavily on modern game theory, which is an important analytical tool in modern micro-economic analysis.

  . Contract Rights. Complex contract rights are often analyzed and valued in the context of litigation, insurance coverage, mergers and acquisitions and joint ventures.

  Damages Analysis. Damages analysis often requires, or benefits from, the analysis of large data sets and the construction of economic models. Damages analysis frequently forms the foundation for understandable expert testimony for litigation and alternative dispute resolution.

  . Environmental Damages. Sophisticated economic analysis is frequently required to quantify damages from hazardous waste contamination, including estimation of loss of prospective economic gain, diminution in property value and residual price risk attached to remediated properties. Economics also is used to analyze hedonic and economic damages resulting from loss of life.

  . Intellectual Property Damages. Intellectual property is increasing in value, in part because of the new patent regime caused by the centralization of the Court of Appeals in Washington, D.C. Accordingly, the stakes involved in patent disputes have also increased. Infringement damages frequently require the exploration of the cost of non-infringing alternatives or "invent around" opportunities as well as future market and alternative technologies calculations.

  . Mass Torts. The United States has witnessed a growing number of class action product liability cases, including cases involving silicone breast implants, cigarettes, dangerous chemicals and pharmaceuticals producing unintended side effects. Both plaintiffs and defendants increasingly rely on sophisticated economic analysis to quantify exposure, adverse health effects and damages and to allocate damages among defendants.

  . Securities Fraud. Securities products have become increasingly complex with the growth of sophisticated derivative products. As securities products have become more complex, the calculation of damages in securities fraud cases has also become more complex, often requiring sophisticated computer modeling and analysis of extensive data sets.

  Corporate Strategy. Economic analytic techniques are also used to examine the interplay between asset structure, organizational structure and processes and competitive advantage. Areas where economic analysis is useful include the analysis of difficult to replicate intangible assets used in supporting competitive advantage, the choice of organizational structure, decisions regarding outsourcing, transfer pricing and technology acquisitions.

THE LECG BUSINESS MODEL

  The Company's business model attracts and motivates renowned experts who provide high quality economic analyses and testimony on behalf of companies and government agencies. The Company believes that several factors distinguish it from other industry participants. These factors include the following:

  Renowned Experts. The Company has the ability to access and productively utilize renowned scholars and experts from government and the private sector able to conduct, present and defend authoritative studies. The Experts who perform these services include nationally recognized and highly credentialed faculty and former faculty from many top universities. Many of these Experts have valuable hands-on industry experience or experience in working in or with government agencies such as the Department of Justice, the Federal Trade Commission and the Federal Communications Commission. The Experts and Professional Staff are major contributors to the academic and professional literature in economics and finance, public policy and intellectual capital management.

  Highly Educated Professional Staff. The Company employs a staff of highly credentialed and experienced economists and other analysts to support the Experts. Over one-half of the Company's 133 Professional Staff have advanced degrees in economics, finance or related disciplines. The Company believes that its highly educated Professional Staff enables the Experts to leverage their expertise allowing the Company to deliver high quality work product to its clients. In addition, many of the Professional Staff have become experts in their own right, testifying, authoring studies and designing sophisticated models.

  Attractive Support Infrastructure. The Company believes that Experts desire to associate with the Company in part because of its support infrastructure which (i) relieves the Experts of administrative tasks and enables them to focus on their analytic work, (ii) allows them to retain their autonomy and intellectual freedom and (iii) provides a collegial environment that advances creativity and cooperation. The Company has designed its infrastructure to maximize Expert efficiency. As part of this strategy, the Company opens offices in proximity to the universities at which its Experts are faculty in order to provide convenient support. Marketing, contract negotiation, accounting, billing and collecting receivables are handled at the Company's executive offices. This support infrastructure ensures the Expert focuses on analysis rather than project administration.

  Focused Project Management. The Company treats each client engagement as a separate project, assigning one or more Experts and a Professional Staff team consisting of one or more senior economists and analysts. Once assembled, these teams become virtual organizations using inside and outside resources to achieve performance in exacting time frames. The Company makes extensive use of advanced computer hardware and software in executing its projects.

  Authoritative Studies. The Company is committed to providing the most sophisticated and authoritative studies and expert testimony based upon advanced economic and statistical analysis. The Experts' credentials command the attention of decision makers, thereby enabling analytical and authoritative approaches to problems to receive proper recognition.

  Investment in Databases, Models and Methodologies. The Company has developed proprietary data bases consisting of economic data and studies. In addition, the Company has developed proprietary computer models used in cost modeling, auctions and the valuation of complex derivatives. The Company's Experts and Professional Staff are further aided by access to the Company's network of contacts and affiliations, internal databases and prior non-confidential studies.

AREAS OF EXPERTISE

  The Company offers its clients leading economic expertise in a number of industries across a variety of service areas including the following:

Agribusiness                              Electric Utilities

 .  Merger analysis                        .  Rate design and cost of service
 .  "Fair" pricing of agricultural         .  Market-based rates and contracts
   products                               .  Promotional practices
 .  Intellectual property                  .  Transmission rates and access
 .  Valuation of biotechnology             .  Performance-based regulation
 .  Strategy and complementary asset       .  Retail wheeling/industry
   ownership vs. control assessments         restructuring
 .  Market surveys                         .  Competitive strategies/stranded
 .  Price forecasting                         investment
 .  Application of information             .  Qualified facility
   technology                                bidding/contract renegotiation

Antitrust                                 Financial Industries

 .  Market definition                      .  Insurance
 .  Analysis of market power               .  Banking/savings and loan
 .  Assessment of business practices       .  Real estate
 .  Mergers and acquisitions               .  Financial networks
 .  Cooperative activities
                                          Futures Markets
Auctions
                                          .  CFTC regulations
 .  Auction design                         .  Futures contracts and markets
 .  Auction execution/software             .  Computerized hedging models
   implementation                         .  Decision support systems
 .  Bidding strategies                     .  Statistical analysis of trading
                                             and investment strategies
Environmental and Natural
 Resource Economics                       Health Care

 .  CERCLA and state superfund             .  Antitrust analysis
 .  Cost allocation modeling and           .  Cost benefit analysis
   dispute resolution                     .  Merger analysis
 .  Natural resource damages and           .  Damages analysis
   diminution of value                    .  Intellectual property
 .  Air and water quality                  .  Market surveys
 .  Toxic substances and pesticides
 .  Land and water use                     Intellectual Property
 .  Forestry, mining and public lands
 .  Deregulation and water market          .  Patent and copyright infringement
   pricing                                .  Trade secrets and trademarks
                                          .  Management of technology
Damages Analysis                          .  Patent misuse
                                          .  Licensing
 .  Compensatory and punitive              .  Competitive analysis of high
   theories                                  technology industry
 .  Lost profits and unjust
   enrichment
 .  Patent and copyright infringement
 .  Valuation
 .  Breach of contract/fiduciary duty
 .  Product liability
 .  Business torts

International Strategy and Policy         Railroads

 .  Negotiations                           .  Merger analysis and competitive
 .  Country studies                           conditions
 .  Industry studies                       .  Maximum rate reasonableness
 .  European community regulations         .  Shipper contract negotiations
 .  Asian market analysis                  .  Train derailments and health risk
 .  Eastern Europe and NIS market             hazards
   analysis
 .  NAFTA and World Trade                  Risk Management
   Organization dispute settlement
   panels                                 .  Derivatives
                                          .  Portfolio valuation
International Trade
                                          Securities Fraud
 .  International Trade Commission
   injury and causation analysis          .  Class actions
 .  Commerce Department margins            .  Limited partnerships
   analysis                               .  Valuation
 .  Trade pricing                          .  Damage estimation
 .  Trade policy
 .  Customs valuations                     Strategic Management
 .  Export controls
 .  Environmental regulation trade         .  Management of technology and
   effects                                   intellectual property
 .  National security issues               .  Corporate strategy and structure
                                          .  Defense reconversion
Legal and Regulatory Infrastructure
                                          Taxation
 .  Design of property rights
 .  Judicial reform                        .  International transfer pricing
 .  Regulatory policies                    .  Advanced pricing agreements
 .  Anti-monopolization policies           .  Economics of transaction costs
 .  Tax, trade and foreign investment      .  Depreciation policy
   policies                               .  Optimal organization of
 .  Sequencing of reforms                     multinational enterprises
                                          .  Public policy analysis
Natural Gas and Oil
                                          Telecommunications
 .  Market-based rates
 .  Bypass issues                          .  Telephone, cellular, CATV, and
 .  Pipeline expansion pricing                broadcast
 .  Performance-based regulation           .  State and federal rate design and
 .  Take or pay contracts                     price regulation
 .  Pricing and energy modeling            .  Interconnection and competition
 .  Refinery economics                        policy
 .  Oil product supply and demand          .  Pricing of new services
 .  Mergers and acquisitions               .  Cost allocation
                                          .  International privatization and
Privatization                                liberalization
                                          .  R&D and technology policy and
 .  Government strategy                       management
 .  Benefits/cost analysis
 .  Deregulation
 .  Decentralized process design
 .  Investment feasibility studies

PRINCIPAL CLIENTS AND REPRESENTATIVE ENGAGEMENTS

  Since its inception in 1988, the Company has advised over 900 clients and conducted more than 1,400 engagements in 13 countries. In 1996, the Company performed over 500 assignments for more than 300 clients in eight countries. No single client has represented more than ten percent of the Company's revenues in any year, and the ten largest clients typically represent approximately one-third of the Company's revenues in any year. Although in many cases the Company's work for a client must be kept confidential, set forth below is a partial list of those clients for whom the Company's engagement was publicly disclosed:

Agribusiness                          Pharmaceuticals

 .  Conagra, Inc.                      .  Abbott Laboratories
 .  Dow Chemical Co.                   .  Ciba-Geigy Corp.
 .  E.I. DuPont de Nemours             .  Glaxo Wellcome P.L.C.
 .  E&J Gallo Winery, Inc.             .  Johnson & Johnson
 .  Georgia-Pacific Corp.              .  Merck & Co., Inc.
 .  H. J. Heinz Co.                    .  Pfizer Inc.
 .  Kraft General Foods, Inc.          .  Rhone-Poulenc Rorer Inc.
 .  Monsanto Company                   .  Sandoz Corp.
 .  Tri-Valley Corp.                   .  SmithKline Beecham Corp.
 .  Well-Pict. Inc.
                                      Technology
Financial Services and Insurance
                                      .  Advanced Fiber Communications
 .  Bankers Trust New York Corp.       .  Advanced Micro Devices, Inc.
 .  Commercial Union Insurance Co.     .  Analog Devices, Inc.
 .  Kemper Financial Services,         .  Apple Computer, Inc.
   Inc.                               .  Ascend Communications
 .  Steinhardt Management Co.          .  Atari Corp. (acquired by JTS
 .  Transamerica Life Insurance &         Corp.)
   Annuity Co.                        .  DSC Communications Corp.
                                      .  IBM
Government Related                    .  Intel Corporation
                                      .  Northern Telecom Ltd.
 .  Department of Justice              .  Novell, Inc.
 .  Federal Communications             .  Packard Bell NEC, Inc.
   Commission                         .  Texas Instruments, Inc.
 .  Federal Deposit Insurance          .  W. L. Gore & Associates, Inc.
   Corporation
 .  Federal Trade Commission           Telecommunications
 .  Resolution Trust Corporation
 .  Governments of Argentina,          .  Ameritech Corp.
   Colombia, El Salvador,             .  Bell Atlantic Corp.
   Guatemala, Japan, South Korea,     .  Bellsouth Corp.
   New Zealand                        .  Grupo Iusacell, S.A. de C.V.
                                      .  Indiana Bell Telephone Co.
Manufacturing                         .  Nevada Bell
                                      .  NYNEX Corp.
 .  Hansen Industries, Ltd.            .  Pacific Bell
 .  Siemens Nixdorf Information        .  Pacific Telesis Group
   Systeme AG                         .  SBC Technologies, Inc.
 .  Ssangyong Cement Industrial        .  Southern New England Telephone
   Co., Ltd.                             Co.
 .  Teledyne, Inc.                     .  Stentor Communications
                                      .  TCI International, Inc.
Oil and Gas                           .  Time Warner Inc.
                                      .  United States Telephone
 .  Amoco Corporation                     Association
 .  Chevron Corp.                      .  U.S. West Communications
 .  Conoco Inc.                           Group, Inc.
 .  Exxon Corp.
 .  Humboldt Petroleum, Inc.
 .  Liquid Carbonic
 .  Mobil Corp.
 .  Shell Oil Co.
 .  Texaco Inc.
 .  Unocal Corp.

Transportation

                                          Other

 .  American Airlines, Inc.
 .  APL Limited                            .  DHL Corp.
 .  Continental Airlines, Inc.             .  Good Guys, Inc.
 .  Northwest Airlines, Inc.               .  Hughes Aircraft Company Inc.
 .  Southern Pacific Rail Corp.            .  Moviefone, Inc.
 .  Union Pacific Corp.                    .  Toyota Motor Sales USA, Inc.
                                          .  United Parcel Service of America,
                                             Inc.

Utilities

 .  Edison Electric Institute Inc.
 .  New England Power Co.
 .  Niagara Mohawk Power Corp.
 .  Northern States Power Co.
 .  Pacific Gas and Electric Co.
 .  Potomac Electric Power Co.
 .  Wisconsin Electric Power Co.

  Law Firms. In the last three years, the Company has worked with the following
60 of the largest 100 U.S. law firms (ranked by revenue in 1996 by The American
Lawyer):

 .  Akin, Gump, Strauss, Hauer &           .  Kaye, Scholer, Fierman, Hays &
   Feld, L.L.P.                              Handler, LLP

 .  Alston & Bird LLP                      .  Kelley Drye & Warren LLP

 .  Arnold & Porter                        .  King & Spalding

 .  Baker & Hostetler LLP                  .  Kirkland & Ellis

 .  Baker & McKenzie                       .  Latham & Watkins

 .  Baker & Botts L.L.P.                   .  Mayer, Brown & Platt

 .  Brobeck, Phleger & Harrison LLP        .  McDermott, Will & Emery

                                          .  Morgan, Lewis & Bockius LLP

 .  Cahill Gordon & Reindel                .  Morrison & Foerster LLP

 .  Chadbourne & Parke LLP                 .  O'Melveny & Myers LLP

 .  Cooley Godward LLP                     .  Orrick, Herrington & Sutcliffe
                                             LLP
 .  Coudert Brothers

 .  Covington & Burling                    .  Paul, Weiss, Rifkind, Wharton &
                                             Garrison
 .  Cravath, Swaine & Moore
                                          .  Perkins Coie
 .  Davis Polk & Wardwell
                                          .  Pillsbury Madison & Sutro LLP
 .  Debevoise & Plimpton

 .  Dechert Price & Rhoads
                                          .  Rogers & Wells
 .  Dewey Ballantine
                                          .  Schulte Roth & Zabel LLP
 .  Dorsey & Whitney LLP
                                          .  Shearman & Sterling
 .  Fried, Frank, Harris, Shriver &
   Jacobson                               .  Sheppard, Mullin, Richter &
                                             Hampton LLP
 .  Fulbright & Jaworski L.L.P.
                                          .  Sidley & Austin
 .  Gibson, Dunn & Crutcher LLP
                                          .  Skadden, Arps, Slate, Meagher &
 .  Graham & James LLP                        Flom LLP

 .Gray Cary Ware & Freidenrich, A
     Professional Corporation             .  Sonnenschein Nath & Rosenthal

 .  Hale and Dorr LLP
                                          .  Steptoe & Johnson LLP
 .  Heller Ehrman White & McAuliffe
                                          .  Stroock & Stroock & Lavan LLP

 .  Hogan & Hartson L.L.P.
                                          .  Vinson & Elkins L.L.P.
 .  Howrey & Simon
                                          .  Wachtell, Lipton, Rosen & Katz
 .  Hunton & Williams

 .  Jenner & Block
                                          .  Weil, Gotshal & Manges LLP
 .  Jones, Day, Reavis & Pogue
                                          .  White & Case

                                          .  Wilmer, Cutler & Pickering

                                          .Wilson Sonsini Goodrich & Rosati,
                                               Professional Corporation

                                          .  Winston & Strawn

  Representative Engagements. Examples of the Company's engagements, which the Company believes are representative of the nature of its services, are set forth below:

  . Mergers and Acquisitions. The Company provides sophisticated economic analysis to support and advise clients who are pursuing major mergers, acquisitions or joint ventures, which often require approval by antitrust authorities in the United States and abroad. This analysis entails detailed evaluations of the competitive conditions in the markets in which the firms operate, the potential for new entry into those markets, and the environment for technological change that can alter the boundaries of competition in those markets. Examples include:

      The mergers of SBC Technologies, Inc. and Pacific Telesis Group and of Bell Atlantic Corp. and NYNEX Corp.: The Company was engaged in connection with the mergers of these regional bell operating companies. The Company conducted detailed analyses of the extent of competition in telecommunications services in each company's home territory, and the prospects for future competition in local telephone, long distance and other telecommunications services. The regulatory authorities allowed both mergers to proceed.

      Monsanto's acquisition of Holden, Corp., a manufacturer of germ plasma: The Company evaluated the extent to which the assets of the two firms were complementary and promoted the development of innovative products.

      Freightliner's acquisition of Ford's heavy truck division: The Company's analysis helped the merging partners negotiate a favorable termination of the Department of Justice's review.

  . Complex Antitrust Litigation. The Company has been jointly engaged by manufacturers of branded pharmaceutical products in connection with nationwide antitrust litigation challenging industry pricing and distribution practices. For this project, the Company is analyzing the state of competition in markets for the manufacture and sale of pharmaceutical products, including the effects of managed care on the performance of the health care industry and specifically on the prices of pharmaceutical products. The analysis is national in scope, encompassing most of the manufacturers of branded pharmaceutical products.

  . Deregulation and Competition Policy. The largest twelve local United States exchange telecommunications companies ("LECs") engaged the Company to analyze the possible financial impacts of policy alternatives under consideration by the Federal Communications Commission ("FCC"). The Company's financial simulation model enabled these companies to assess effects of revenues, operating incomes, cash flow and equity values under current market expectations and alternate scenarios that depicted possible FCC policy decisions. The Company was also engaged by one of the largest LECs to build a model to simulate entry by multiple competitors to assess the financial viability of multiple local exchange entrants and determine the impact that this might have on local exchanges service prices.

  . Intellectual Property Valuation. In the context of an international tax case, the Company was asked to evaluate a complex license agreement between a United States company and its joint venture subsidiary in Japan. The firm was asked to analyze the nature of the bargaining environment in which the license agreement was formulated, the nature of corporate control in Japan and the value of the technology which was transferred to the United States company under the grant back provision of the license agreement. The Company's analysis and presentation enabled the Company's position to prevail on this important tax matter.

  . Environmental. The Company has pioneered the use of economic analysis as the basis for the equitable allocation of clean up costs at multi-party superfund sites. The traditional approach to cost allocation at these sites has been based on the volume of waste that each party generated. However, at many sites there is only one generator of waste and the responsible parties are defined by their economic or contractual relationship to one another. For instance, at a single site there may be an owner and an operator as well as one or more parties who arranged for the waste generating activities to be undertaken. All are responsible for clean up costs under the superfund laws. Recognizing that these contracts are merely a means for joint risk and reward sharing, the Company has advocated the allocation of clean up costs among the parties according to the economic benefits that each party received under the relevant contracts or economic relationship. This approach fits with mainstream economic thinking on efficient contract information and enforcement, as well as commonly accepted notions of fairness. The Company has been able to apply this benefits-based approach to cost allocation to several superfund sites.

  . Corporate Strategy. The Company was engaged by a major manufacturer of computer equipment and supplier of software services to explore the impact of the Internet, and network computing more generally, on business processes and business organization in the insurance industry worldwide. The Experts and Professional Staff advised the client over a four month period. The Company mapped the conceptual issues, sought relevant data, and conducted interviews of information technology managers on four continents. The study produced insights into the business opportunities presented by the Internet, and identified the new business models which may be possible in the life insurance industry in the near future.

GROWTH STRATEGY

  In addition to growth through additional engagements performed by the Company's current Experts, the Company believes that there are additional growth opportunities through (i) attracting additional Experts, (ii) expanding geographically in the United States and abroad, and (iii) acquiring economic consulting organizations on a select basis.

  Expand Base of Experts. The Company believes that its continued success and growth will require it to expand its base of Experts. The Company will continue its efforts to attract renowned academics from universities throughout the world and from the government agencies and the private sector and to train and promote its own Professional Staff. The Company offers Experts the support of the Professional Staff, an intellectual environment, the opportunity to work with other leading experts and an attractive compensation structure. The Company also believes that operating as a public company will aid in recruiting, retaining and incenting current and future employees.

  Geographic Expansion. The Company intends to expand geographically by establishing offices in proximity to major universities, think tanks, financial markets and government centers in additional United States locations and abroad. The Company believes that offices will need to be established in various continental European countries, Latin America and the Asia Pacific region. The Company recently opened offices in London, England; Wellington, New Zealand; and Brussels, Belgium.

  Selective Acquisitions. Given the highly fragmented nature of the economic consulting industry, the Company believes that smaller consulting organizations are potential acquisition opportunities. The Company expects to continue to evaluate and meet with potential acquisition candidates that have the potential to increase capacity or add complementary capabilities. At the date of this Prospectus, the Company has no specific acquisition plans.

HUMAN RESOURCES

  The Company believes that is has developed a unique model for a professional services firm. The Company believes that the model is capable of attracting and incenting the best and the brightest thought leaders and experts from universities, think tanks and corporations. As a firm, the Company offers high compensation to its Experts, a collegial atmosphere, high autonomy, and transparency of rewards. High compensation is, however, coupled with high accountability because the Experts' compensation on each project is linked to the Company's collections on that project. To its Professional Staff, the Company offers a learning environment, the opportunity to work with highly credentialed Experts, competitive compensation and entrepreneurial opportunities.

  The Company has 35 Principals and 98 Affiliates. In most cases, the Principals and Affiliates execute agreements with the Company. The agreements with the Principals provide for the Principal to consult exclusively for the Company in consideration for consulting fees determined by the time billed by the Principal and actually collected by the Company as well as project origination fees for work secured or managed by the Principal. The agreements with the Affiliates are substantially the same as the agreements with the Principals except they do not include an exclusivity provision and provide slightly reduced fees to the Affiliates. The agreements with the Principals are terminable at will and do not restrict competition with the Company following termination. From time to time, the Company also engages experts not otherwise associated with the Company to work on a particular matter. As of September 30, 1997, the Professional Staff consisted of 133 employees of whom 68 held advanced degrees in economics, finance or related disciplines.

  The Company has experienced low turnover with respect to its Principals. Since the Company was founded in 1988, only four Principals have ceased providing services to the Company.

  The ability to draw on relevant expertise either within the Company or through its connections with leading universities enables the Company to assign a project to an Expert who is a leader in the particular field and who does not require additional time to learn the fundamentals of the relevant area. The Expert can rely on competent Professional Staff to organize and analyze large quantities of data and institutional details to support its thorough analysis. The Company believes that clients see value in having studies performed by independent experts with recognized credentials and communication capabilities likely to be able to author studies and provide testimony that informs regulators, legislators, judges and juries.

  Experts. The Company endeavors to attract renowned scholars who are faculty or former faculty members at leading universities as well as experts from the private sector and former government officials. The Company believes that these highly credentialed individuals seek work environments different from traditional corporate environments and which allow them to retain their autonomy and intellectual freedom. In order to attract such individuals, the Company has created a business environment characterized by high autonomy within the corporate structure, high incentive compensation and a superior support system.

  Professional Staff. As of September 30, 1997, the Company's Professional Staff consisted of 66 senior level staff, 13 associates and 54 research analysts located in eleven offices. This represents a 29% increase in Professional Staff from September 30, 1996.

  The Company's goal is to provide multiple and diverse career opportunities that merge the interests, abilities and aspirations of each individual with the objectives and interests of the Company. The Company's program offers structure to the career development process including (i) wide flexibility for professional growth, (ii) defined responsibilities, consistency and opportunities for advancement, (iii) recognition of individual contributions to the Company and (iv) participation in national and international projects.

  The Company is committed to hiring the necessary senior economists, associates and research analysts each year to staff the Company's growth. The Company seeks the brightest graduates from the top national and international economics programs as well as individuals with substantial experience. Of the Company's 66 senior level staff, all have advanced degrees or professional certificates, and the majority have a Ph.D. in either economics or finance. On average, the Company's new hires have five to six years of relevant experience. As a group, the Company's senior level Professional Staff average about ten years of experience.

  The Company encourages the professional growth of its staff and has established a mentor program to facilitate this growth process. The aim of the mentor program is to ensure excellence and consistency throughout the entire organization while increasing individual and team productivity and facilitating professional advancement. The Company conducts training sessions that emphasize its consulting core values, development of consulting products and business development techniques.

  The Company's Professional Staff play significant roles in client case work. Their management responsibilities include involvement with clients, Experts, other staff, budgets and the quality and content of work product. Professional Staff work closely with the Experts to conceptualize practical approaches to clients' economic issues, and then direct professional resources to complete necessary analyses in support of the Experts' report or testimony.

  Administrative Staff. The rapid growth of the Company has increased the need for sound management principles and programs. Recognizing this need, the Company has strengthened its administrative management team by attracting experienced personnel in several functional disciplines and encouraging internal growth in many others. Members of the Company's administrative team encompass all offices and work very closely with one another. The Company believes that its management style enables individuals to grow professionally and offers great autonomy for individuals to focus on the needs of clients.

  Compensation. The Company believes that its success depends in large part on attracting, retaining and motivating talented, creative and experienced professionals at all levels. The Company attracts and motivates its professional and administrative staff by a variable compensation system based on attractive incentives and strong accountability. Experts are paid in relation to their hours worked and fees collected and also receive additional compensation based on projects they secure and manage. Although Experts are well compensated, they do not receive any remuneration until the Company collects the fees associated with the Expert's work. Professional Staff receive salaries, options and bonuses commensurate with their performance, skills and degrees. Bonuses provide a significant portion of the Professional Staff's compensation and are paid at the end of the year.

MARKETING

  The Company markets its services directly through corporate efforts and through the individual efforts of its Principals. The Company relies heavily on its externally recognized expertise and credentials and publications by its Experts and Professional Staff in academic and professional journals and in the trade and business press.

  The reputation for academic and professional excellence and independence of the Experts are the most important factors in the Company's business development efforts. The Company maintains and enhances its name and reputation through speeches, presentations, articles in industry, business, economic, legal and scientific journals and through other publications by the Experts. The Company also organizes conferences on current issues in economics at which the Experts lecture, present studies, lead seminars and meet with invitees. In the Company's experience, these conferences have been well attended by decision makers from a wide range of industries who, the Company believes, are particularly interested in listening to and retaining the Experts.

  The Company also maintains relationships with law firms whose clients need economic analyses across the broad range of services provided by the Company. In the last three years, the Company has worked with 60 of the 100 largest U.S. law firms (ranked by revenue in 1996 by The American Lawyer).

  The Company is selective in its client development targets and as to the engagements it accepts. The pursuit of specific markets, clients and bids on specific requests for proposals are carefully considered. As part of this process, a conflict check is performed against an up-to-date internal client data base and verified by the Company's administrative staff prior to accepting an engagement in order to avoid a conflict of interest. In addition, the Company declines projects which conflict with its ethical or professional standards.

COMPETITION

  The market for economic consulting services is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including economic consulting firms, general management consulting firms, the consulting practices of the "Big Six" accounting firms, technical and economic advisory firms, regional and specialty consulting firms, small "niche" consulting companies and individual academics. Many of these companies are national and international in scope and have significantly greater personnel, financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. There are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face additional competition from new entrants into the economic consulting industry.

FACILITIES

  The Company's executive offices are located in Emeryville, California where the Company leases 47,883 square feet of office space. The Company's other current offices are located in Washington, D.C.; New York, New York; Evanston, Illinois; College Station, Texas; Sacramento, California; Salt Lake City, Utah; Toronto, Canada; Wellington, New Zealand; London, England; and Brussels, Belgium. The Company believes that its facilities are adequate for its current needs and that additional facilities can be leased to meet future needs.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of November 15, 1997:

  NAME                                               AGE         POSITION
David J. Teece......................................  49 Chairman of the Board
Thomas M. Jorde.....................................  50 President and Director
Kimberly D. Gilmour.................................  39 Chief Financial Officer
                                                         and Secretary
Donald A. Bunch.....................................  52 Chief Operating Officer
Richard J. Gilbert..................................  52 Director
Robert G. Harris....................................  54 Director
Gordon C. Rausser...................................  54 Director
Mario M. Rosati(1)(2)...............................  51 Director
William J. Spencer(1)(2)............................  67 Director

---------------------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

  David J. Teece. Dr. Teece has served as Chairman of the Board of Directors of the Company since the Company was founded in 1988. Since 1982, he has been a professor of business administration at the University of California at Berkeley where since 1994, he has directed the Institute of Management, Innovation and Organization. Dr. Teece has authored numerous publications in economics, business and technology strategy. He has been an economic and business consultant for 25 years.

  Thomas M. Jorde. Professor Jorde has served as President and on the Board of Directors of the Company since 1988. Professor Jorde received his B.A. from Yale University in 1969 and his J.D. from Yale University in 1972 after which he served as a law clerk to Justice Brennan, United States Supreme Court. Since 1982, Professor Jorde has been Professor of Law at the University of California at Berkeley. Professor Jorde is the co-founder of Boalt Hall's Program in Technology and Law.

  Kimberly D. Gilmour. Ms. Gilmour has served as Secretary of the Company since October of 1997 and as Chief Financial Officer of the Company since 1991. Prior to joining the Company she held various positions at KPMG Peat Marwick, LLP. She has over 14 years of accounting and operational experience and is a C.P.A.

  Donald A. Bunch. Mr. Bunch has served as Chief Operating Officer of the Company since 1995. Prior to joining the Company, he was a partner with Arthur Andersen LLP and later a chief operating officer at the law firm of Finnegan, Henderson, Farabow, Garrett & Dunner.

  Richard J. Gilbert. Dr. Gilbert has served on the Board of Directors of the Company since 1990. Since 1983, Dr. Gilbert has been professor of Economics and adjunct professor of business administration at the University of California at Berkeley. His previous positions include Assistant Attorney General for Antitrust Economics in the United States Department of Justice and Director of the University of California Energy Institute. Dr. Gilbert has been an economic and business consultant for over 20 years.

  Robert G. Harris. Dr. Harris has served on the Board of Directors of the Company since 1994. Since 1996, Dr. Harris has been a Professor Emeritus, and from 1977 until 1996, Professor at the Haas School of Business at the University of California at Berkeley. Dr. Harris has also served as Deputy Director of the Interstate Commerce Commission.

  Gordon C. Rausser. Dr. Rausser has served on the Board of Directors of the Company since 1990. Since 1986, he has been the Robert Gordon Sproul Distinguished Professor and, since 1994, Dean of the College of Natural Resources at the University of California at Berkeley. He has served as a Senior Economist on the Council of Economic Advisors and as a Chief Economist of the Agency for International Development and is a fellow of the American Association for the Advancement of Science, the American Statistical Association and the American Agricultural Economics Association.

  Mario M. Rosati. Mr. Rosati has served on the Board of Directors of the Company since October 1997. He is a member of the law firm of Wilson Sonsini Goodrich & Rosati, which he joined in 1971. Mr. Rosati is a graduate of Boalt Hall, University of California at Berkeley. Mr. Rosati is a director of C*ATS Software Inc., a software development company, Genus, Inc., a semiconductor company, Meridian Data, Inc., a software development company, Ross Systems, a client/server application software company, Aehr Test Systems, a semiconductor testing device company, and Sanmina Corporation, a customized, integrated electronics manufacturing services company, as well as several private companies.

  William J. Spencer. Dr. Spencer has served on the Board of Directors of the Company since October 1997. Since 1990, he has been President and Chief Executive Officer of SEMATECH, a non-profit research and development consortium of U.S. semiconductor manufacturers. He was appointed Chairman of the Board of SEMATECH in August 1996. From May 1986 until October 1990, he was Group Vice President and Senior Technical Officer of Xerox Corporation. Dr. Spencer is a director of Investment Corporation of America and Adobe Systems, Inc.

BOARD OF DIRECTORS; COMMITTEES

  The Board of Directors presently consists of seven members who hold office until the annual meeting of shareholders and until a successor is duly elected and qualified, or until his earlier resignation or removal.

  In October 1997, the Board of Directors formed an Audit Committee and a Compensation Committee. The functions of the Audit Committee will be to recommend to the Board of Directors independent auditors for the Company and to analyze the reports and recommendations of such auditors. The Compensation Committee will review the compensation of the President and employee benefit and incentive plans and present recommendations thereon to the Board of Directors, and will also administer the Company's 1997 Stock Option Plan and 1997 Employee Stock Purchase Plan.

DIRECTOR COMPENSATION

  Directors receive $1,000 for each meeting of the Board attended and $500 for each meeting of a Committee attended, plus, in each case, expenses incident to attendance at such meetings. Messrs. Rosati and Spencer are expected to be granted options for their service as Directors. Certain directors also act as Experts for the Company and receive compensation for their work as Experts. See "Certain Transactions."

EXECUTIVE COMPENSATION

  The following table sets forth all compensation received for services rendered to the Company in all capacities for the fiscal year ended December 31, 1996 by the Company's President (acting in a capacity similar to a chief executive officer) and the only other executive officer whose total compensation exceeded $100,000 for the fiscal year ended December 31, 1996 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION                         SALARY   BONUS   OTHER
Thomas M. Jorde(1)................................ $100,000 $     0 $396,796(2)
 President
Donald A. Bunch(3)................................ $200,000 $40,000 $      0
 Chief Operating Officer

---------------------

(1) In addition to these amounts, Mr. Jorde received Subchapter S Distributions as a shareholder of the Company. See "S Corporation Termination."

(2) Represents amounts paid by the Company in connection with a consulting agreement. See "Certain Transactions--Principal Agreements."

(3) Bonuses for services rendered are granted at the discretion of the Board of Directors. Such bonuses are generally determined and paid before the end of December.

EMPLOYEE BENEFIT PLANS

 1997 STOCK OPTION PLAN

  The Company's 1997 Stock Option Plan (the "Option Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Code of, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The Option Plan was approved by the Board of Directors and the shareholders in October 1997. Unless terminated sooner, the Option Plan will terminate automatically in 2007. A total of 1,500,000 shares of Common Stock are currently authorized for issuance pursuant to the Option Plan, of which 1,500,000 are still available for issuance. As of the date of this Prospectus no shares had been issued upon the exercise of stock options or stock purchase rights granted under the Option Plan, no shares were subject to outstanding options and 1,500,000 shares remained available for future grant.

  The Option Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the Option Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the Option Plan.

  Options and SPRs granted under the Option Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the Option Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement (as defined in the Option Plan) shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares of Common Stock repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of all incentive Stock options granted under the Option Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the Option Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the Option Plan may not exceed ten years.

  The Option Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Optionee shall fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise have been vested and be exercisable. In the event that an option or SPR becomes exercisable in full in the event of a merger or sale of assets, the Administrator (as defined in the Option Plan) shall notify the optionee that the option or SPR shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

 1997 EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors and the shareholders in October 1997. A total of 500,000 shares of Common Stock have been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Code, has consecutive six month offering periods. The offering periods generally begin on the first trading day on or after May 1 and November 1 each year, except the first such offering period commences on the first trading day after the effective date of the offering and ends on the last trading day on or before October 31, 1998. The Stock Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Stock Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's total compensation, subject to the limitations of Section 423(b)(8) of the Code. The price of stock purchased under the Stock Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or at the end of the relevant purchase period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

  Rights granted under the Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Stock Purchase Plan. The Stock Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Stock Purchase Plan are exercised prior to the merger or sale of assets). The Stock Purchase Plan will terminate in October 2007. The Board of Directors has the authority to amend or terminate the Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase Stock under the Stock Purchase Plan.

 401(K) PLAN

  The Company maintains a 401(k) retirement savings plan (the "401(k) Plan"). Each participant may contribute to the 401(k) Plan, through payroll deductions, up to a statutorily prescribed annual limit of $9,500 in 1997, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors established a Compensation Committee in October 1997. Prior to that time there was no compensation committee or other committee of the board of directors of the Company performing similar functions. During the fiscal year ended December 31, 1996, executive compensation decisions were made by the entire board of directors of the Company including Messrs. Teece, Jorde, Gilbert, Harris and Rausser and one additional person no longer a director of the Company. Mr. Jorde was the President of the Company at such time. The Company anticipates that executive compensation for future periods will be determined by the Compensation Committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Restated Articles of Incorporation limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the California Corporations Code. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Company has also entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             CERTAIN TRANSACTIONS

GENERAL

  In its ordinary course of business, the Company enters into transactions with certain of its directors and officers. The Company believes that each such transaction has been on terms no less favorable for the Company than could have been obtained in a transaction with an independent third party.

PRINCIPAL AGREEMENTS

  The Company is party to a principal agreement with each of David J. Teece, the Chairman of the Board of Directors of the Company, Thomas M. Jorde, a director and the President of the Company, and Richard Gilbert, Robert Harris and Gordon Rausser, each a director of the Company. Each of Messrs. Teece, Jorde, Gilbert, Harris and Rausser have entered into exclusive consulting agreements with the Company pursuant to which each such person provides consulting services to the Company in consideration for a cash payment equal to the sum of the amount of fees collected by the Company for the hours billed by such person and a percentage (ranging from 14% to 20%) of fees collected by the Company on projects secured or managed by such person. During fiscal 1996, the Company paid $595,082, $396,796, $816,191, $1,461,486 and $1,314,235 to
Dr. Teece, Professor Jorde, Dr. Gilbert, Dr. Harris and Dr. Rausser, respectively, pursuant to these arrangements as payment in full. These consulting agreements are terminable at will by either the consultant or the Company and do not contain restrictions on competition after termination.

SHAREHOLDERS' AGREEMENT

  The Company and its shareholders (immediately prior to this offering) are parties to the Amended and Restated Shareholders' Agreement, effective as of the date of this offering, which provides, in part, (i) that each such shareholder will not transfer such shareholder's shares of Common Stock to an unaffiliated third party without the Company's consent and (ii) the Company has the right to repurchase each such shareholder's shares of Common Stock at one-half of the then current market price of the shares if such shareholder
(a) ceases to provide services on a regular basis to the Company, (b) breaches any provision of such shareholder's Principal Agreement with the Company, or
(c) attempts to transfer such shareholder's shares of Common Stock to an unaffiliated third party without the Company's consent. The Company's repurchase right lapses ratably (at 20% per year) over a period of five years starting on the date of the first anniversary of this offering.

INDEBTEDNESS

  In connection with the purchase of shares of Common Stock on July 1, 1993, Kimberly D. Gilmour, the Company's Chief Financial Officer, executed a $117,702.40 promissory note to the Company with interest at 7% per annum. The largest principal amount outstanding under such note during 1996 was $115,922.53. As of November 15, 1997, the outstanding principal amount under this promissory note was $78,990.51. In connection with the purchase of shares of Common Stock on January 1, 1997, Donald A. Bunch, the Company's Chief Operating Officer, executed a $87,013.76 promissory note to the Company with interest at 7% per annum. As of November 15, 1997, the outstanding principal amount under this promissory note was $87,013.76. In connection with the purchase of shares of Common Stock on July 1, 1993, May 1, 1995 and October 16, 1996, Robert G. Harris, a director of the Company, executed three promissory notes to the Company for $235,404.80, $536,143.68 and $687,427.20,
respectively, totalling $1,458,975.68 with interest at 7% per annum. The largest aggregate principal amount outstanding under these three notes during 1996 was $ 1,395,695.06. As of November 15, 1997, the outstanding principal amount on these three promissory notes was $1,168,508.74. Each of the above notes was amended in October 1997. As amended, each of the above notes matures on December 31, 2002. The proceeds from the sale of shares of Common Stock held by any such payee on the date hereof shall be used to pay amounts outstanding under the notes.

S CORPORATION DISTRIBUTION

  The Company has declared an S Corporation distribution to its existing shareholders in an aggregate amount representing all cash basis undistributed earnings of the Company taxed or taxable to its shareholders through the date of this offering which is the date the Company ceases to be an S Corporation. This amount of the distribution is estimated to be approximately $6.8 million. This distribution will be paid to those persons or entities who held shares of common stock of the Company immediately prior to this offering. If the total distribution is $6.8 million, then, $1,661,000 will be distributed to David J. Teece (including family trusts); $291,000 will be distributed to Thomas M. Jorde (including family trusts); $848,000 will be distributed to Gordon C. Rausser (including family trusts); $1,178,000 will be distributed to Richard
J. Gilbert (including family trusts); $1,120,000 will be distributed to Robert
G. Harris (including family trusts); $70,000 will be distributed to Kimberly
D. Gilmour and $39,000 will be distributed to Donald A. Bunch; provided, however, that with respect to Mr. Harris, Mr. Bunch and Ms. Gilmour, the Company will retain all or part of such distribution as discussed below. Of the $6.8 million dividend, approximately $2.0 million will be retained by the Company to reduce the principal and interest of the promissory notes receivable from shareholders, including $1,102,000, $39,000 and $70,000 from Mr. Harris, Mr. Bunch and Ms. Gilmour, respectively. The remaining amounts retained are from shareholders who are not officers or directors of the Company.

STOCK OPTIONS AND REPURCHASES BY THE COMPANY

  On April 22, 1997, David J. Teece, the Chairman of the Board, exercised an option (granted in April 1994) to purchase from the Company 171,379 shares of Common Stock for $357,782. On October 10, 1997, the Company repurchased 85,690 of these shares from Mr. Teece at his purchase price plus interest.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 15, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person known by the Company to own more than 5% of the outstanding shares of the Common Stock, (ii) each Named Executive Officer, (iii) each of the Company's directors, (iv) all directors and executive officers as a group and (v) each Selling Shareholder:

                          BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)                 AFTER OFFERING(1)(2)
                          ----------------------   NUMBER OF   ----------------------
NAME AND ADDRESS OF        NUMBER OF              SHARES BEING  NUMBER OF
BENEFICIAL OWNER            SHARES      PERCENT     OFFERED      SHARES      PERCENT
-------------------       ------------ ---------  ------------ ------------ ---------
NAMED EXECUTIVE OFFICERS
 AND DIRECTORS:
  David J. Teece(3).....     2,817,052     28.2%     458,657      2,358,395     17.6%
  Gordon C. Rausser(4)..     1,499,571     15.0%     244,152      1,255,419      9.4%
  Thomas M. Jorde(5)....     1,491,003     14.9%     244,152      1,246,851      9.3%
  Robert G. Harris(6)...     1,178,235     11.8%     191,833        986,402      7.4%
  Richard J.
   Gilbert(7)...........     1,167,525     11.7%     191,833        975,692      7.3%
  Kimberly D. Gilmour...        85,690        *       13,952         71,738        *
  Donald A. Bunch.......        42,845        *            0         42,845        *
  Mario M. Rosati.......             0      --             0              0      --
  William J. Spencer....             0      --             0              0      --
  All directors and
   executive officers as
   a group (seven
   persons).............     8,281,921     82.8%   1,344,579      6,937,342     51.8%
OTHER SELLING
 SHAREHOLDERS:
  Daniel L. Rubinfeld...       499,143      4.9%      81,268        417,875      3.2%
  Steven N. Wiggins.....       428,449      4.2%      69,758        358,691      2.7%
  Joe D. Pace...........       321,337      3.2%      52,318        269,019      2.0%
  Thomas E. Randlett....       192,802      1.9%      31,391        161,411      1.2%
  David F. Babbel.......        85,690        *       13,710         71,980        *
  Barry Nalebuff........        42,845        *        6,976         35,869        *

---------------------
 * Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have represented to the Company that they have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each of the individuals listed in the table is c/o LECG, Inc. 2000 Powell Street, Emeryville, California 94608.

(2) This column assumes no exercise of the Underwriters' over-allotment option. If, however, the Underwriters' over-allotment is exercised in full, certain shareholders will sell an aggregate of 750,000 shares of Common Stock. Specifically, in such event, in addition to those share amounts set forth in the table above (i) Mr. Teece will sell 216,851 shares, (ii) Mr. Rausser will sell 115,435 shares, (iii) Mr. Jorde will sell 115,435 shares, (iv) Mr. Harris will sell 90,700 shares, (v) Mr. Gilbert will sell 90,700 shares,(vi) Ms. Gilmour will sell 6,597 shares,
    (vii) Mr. Rubinfeld will sell 38,424 shares, (viii) Mr. Wiggins will sell 32,982 shares, (ix) Mr. Pace will sell 24,736 shares, (x) Mr. Randlett will sell 14,842 shares and (xi) Mr. Nalebuff will sell 3,298 shares.

(3) Includes 1,285,347 shares held by two family trusts of which 226,712 shares will be offered.

(4) Includes 214,225 shares held by one family trust of which 40,692 shares will be offered.

(5) Includes 501,286 shares held by three family trusts.

(6) Includes 85,690 shares held by two family trusts of which 7,690 shares will be offered.

(7) Includes 347,044 shares held by three family trusts.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share.

COMMON STOCK

  On October 15, 1997, there were 10,000,000 shares of Common Stock outstanding, held of record by 34 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding preferred stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in the offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors is authorized, without any action of the shareholders, to provide for the issuance of one or more series of Preferred Stock and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof including, without limitation, the dividend rate, voting rights, conversion rights, redemption price and liquidation preference per series of Preferred Stock. Any series of Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts to be distributed upon liquidation, dissolution or winding up. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intent to issue any Preferred Stock. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is Norwest Shareowner Services. Its address is 161 North Concord Exchange Street, South St. Paul, Minnesota 55075.

LISTING

  The Company has applied to list its Common Stock on the New York Stock
Exchange (the "NYSE") under the trading symbol "   ". The Company has not
applied to list its Common Stock on any other exchange or quotation system. See "Risk Factors--Absence of Prior Market and Possible Volatility of Stock Price."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company. Therefore, future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding an aggregate 13,400,000 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. Of these outstanding shares of Common Stock, the 5,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the 1933 Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the 1933 Act. As a result of lock-up agreements between certain
shareholders and the Underwriters,    shares will not become available for
sale in the public market until 180 days after the effectiveness of this offering, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 of the Securities Act. Shares of Common Stock outstanding upon completion of this offering and held by existing shareholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the 1933 Act, which rules are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  All shareholders have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, as Representative of the Underwriters.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, but less than two years, including persons who may be deemed to be "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 134,000 shares immediately after this offering); or
(ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the Restricted Shares proposed to be sold (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

  The Company has agreed not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, subject to certain limited exceptions. See "Risk Factors--Shares Eligible for Future Sale."

  The Company intends to file a registration statement under the Securities Act covering 2,000,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan and the 1997 Employee Stock Purchase Plan. See "Management-- Employee Benefit Plans." Such registration statement is expected to be filed subsequently to the closing of this offering and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lapsing of the Company's repurchase options, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement, dated
    , 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Legg Mason Wood Walker, Incorporated (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below.

   UNDERWRITERS                                                 NUMBER OF SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation.........
   Legg Mason Wood Walker, Incorporated........................
                                                                   ---------
     Total.....................................................    5,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including
the Underwriters) at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $    per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 additional Shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain of the shareholders of the Company (including the Selling Shareholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, or exercise any right with to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without Donaldson, Lufkin & Jenrette Securities Corporation's prior written consent.

  Prior to this offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company, representatives of the Selling Shareholders and the Representatives. The factors to be considered in determining the initial public offering include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

  Application will be made to list the Common Stock on the NYSE. In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  From time to time, in the ordinary course of business, Legg Mason Wood Walker, Incorporated has provided and may in the future provide financial advisory or other services to the Company. To date, Legg Mason Wood Walker, Incorporated has received a fee of $25,000 from the Company for such services.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. A member of the firm, Mario M. Rosati, is a member of the Company's Board of Directors. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Katten Muchin & Zavis, Chicago, Illinois.

                                    EXPERTS

  The consolidated balance sheets of the Company and subsidiaries as of December 31, 1995 and 1996 and September 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and for the nine month period ending September 30, 1997 appearing in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the 1933 Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and its principal reference facilities in New York, New York and Chicago, Illinois, at a prescribed rate. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                                   LECG, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Income.......................................... F-4

Consolidated Statements of Shareholders' Equity............................ F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of LECG, Inc.:

  We have audited the accompanying consolidated balance sheets of LECG, Inc. (a California corporation) and subsidiaries as of December 31, 1995, December 31, 1996, and September 30, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 and for the nine month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LECG, Inc. and subsidiaries as of December 31, 1995, December 31, 1996, and September 30, 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 and for the nine month period ended September 30, 1997 in conformity with generally accepted accounting principles.

San Francisco, California                 /s/ ARTHUR ANDERSEN LLP

October 31, 1997

                                   LECG, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 DECEMBER 31,
                            ------------------------
                                                                    PRO FORMA
                                                       SEPTEMBER    SEPTEMBER
                                                          30,          30,
                               1995         1996         1997         1997
                            -----------  -----------  -----------  -----------
                                                                   (UNAUDITED)
Assets
Current assets:
  Cash..................... $   597,928  $     2,889  $ 1,298,565  $ 1,298,565
  Accounts receivable,
   net.....................   9,604,923   11,128,887   15,886,023   15,886,023
  Prepaid expenses.........      96,985      144,714      164,823      164,823
                            -----------  -----------  -----------  -----------
    Total current assets...  10,299,836   11,276,490   17,349,411   17,349,411
Security deposits..........      71,941      114,326      131,127      131,127
Property and equipment,
 net.......................   1,194,227    1,806,888    2,996,997    2,996,997
                            -----------  -----------  -----------  -----------
    Total assets........... $11,566,004  $13,197,704  $20,477,535  $20,477,535
                            ===========  ===========  ===========  ===========
Liabilities and Shareholders' Equity
Current liabilities:
  Borrowings under line of
   credit.................. $         0  $         0  $ 1,227,313  $ 1,227,313
  Accounts payable and ac-
   crued liabilities.......     318,807      630,442    1,865,541    1,865,541
  Accrued expert and proj-
   ect origination fees:
    Related party..........   2,611,418    2,944,438    4,546,586    4,546,586
    Other..................     935,298    1,732,727    3,031,053    3,031,053
  Client retainers.........     359,565      497,876      725,208      725,208
  Deferred purchase option
   deposit.................           0      851,862            0            0
  Deferred tax liability...           0            0            0    2,554,000
  Distribution payable.....           0            0            0    2,182,000
  Other current liabili-
   ties....................     140,876      276,749      486,013      486,013
                            -----------  -----------  -----------  -----------
    Total current liabili-
     ties..................   4,365,964    6,934,094   11,881,714   16,617,714
Deferred purchase option
 deposit...................     851,862            0            0            0
                            -----------  -----------  -----------  -----------
  Total liabilities........   5,217,826    6,934,094   11,881,714   16,617,714
                            -----------  -----------  -----------  -----------
Shareholders' equity:
  Common shares, $.001 par
   value; authorized
   40,000,000 shares;
   issued and outstanding,
   9,918,595, 10,014,996,
   and 10,186,375 shares as
   of December 31, 1995,
   1996 and September 30,
   1997, respectively......       9,918       10,014       10,186       10,186
  Additional paid-in
   capital.................   2,628,868    5,101,219    5,619,729    5,186,729
  Notes receivable from
   shareholders............  (1,575,992)  (3,045,169)  (2,734,455)  (1,404,455)
  Retained earnings........   5,285,384    4,197,546    5,700,361       67,361
                            -----------  -----------  -----------  -----------
    Total shareholders' eq-
     uity..................   6,348,178    6,263,610    8,595,821    3,859,821
                            -----------  -----------  -----------  -----------
    Total liabilities and
     shareholders' equity.. $11,566,004  $13,197,704  $20,477,535  $20,477,535
                            ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                                   LECG, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                 YEAR ENDED DECEMBER 31,          NINE MONTHS ENDED SEPTEMBER 30,
                          --------------------------------------  -------------------------------
                              1994         1995         1996           1996            1997
                          ------------ ------------ ------------  -------------------------------
                                                                    (UNAUDITED)
Revenues................  $ 24,548,023 $ 24,835,188 $ 31,391,870  $    22,730,994 $    31,993,685
Cost of services
 Related party..........     7,389,395    6,440,823    7,329,346        5,305,854       6,823,199
 Other..................     9,382,933   10,024,540   13,551,511        9,955,671      13,528,445
                          ------------ ------------ ------------  --------------- ---------------
 Total cost of servic-
  es....................    16,772,328   16,465,363   20,880,857       15,261,525      20,351,644
                          ------------ ------------ ------------  --------------- ---------------
 Gross profit...........     7,775,695    8,369,825   10,511,013        7,469,469      11,642,041
General and administra-
 tive...................     3,639,158    4,047,524    5,258,389        3,554,787       5,834,127
                          ------------ ------------ ------------  --------------- ---------------
 Income before income
  taxes and
  extraordinary gain....     4,136,537    4,322,301    5,252,624        3,914,682       5,807,914
Income taxes............        89,801       83,005      188,650          139,085         236,771
                          ------------ ------------ ------------  --------------- ---------------
 Income before extraor-
  dinary gain...........     4,046,736    4,239,296    5,063,974        3,775,597       5,571,143
Extraordinary gain:
 Expiration of purchase
  option, net of income
  taxes of $34,084......             0            0            0                0         817,778
                          ------------ ------------ ------------  --------------- ---------------
 Net income.............  $  4,046,736 $  4,239,296 $  5,063,974  $     3,775,597 $     6,388,921
                          ============ ============ ============  =============== ===============
Pro forma income data
 (unaudited):
 Net income as reported............................ $  5,063,974                  $     6,388,921
 Pro forma adjustments.............................   (1,964,926)                      (2,962,252)
                                                    ------------                  ---------------
 Pro forma net income.............................. $  3,099,048                  $     3,426,669
                                                    ------------                  ---------------
 Pro forma net income per share.................... $       0.31                  $          0.34
                                                    ============                  ===============




  The accompanying notes are an integral part of these consolidated financial statements

                                   LECG, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                             COMMON STOCK      ADDITIONAL  NOTES AND INTEREST
                          -------------------   PAID-IN     RECEIVABLE FROM    RETAINED
                            SHARES    AMOUNT    CAPITAL       SHAREHOLDERS     EARNINGS       TOTAL
                          ----------  -------  ----------  ------------------ -----------  -----------
Balance at December 31,
 1993...................   8,997,429  $ 8,997  $  738,514     $   (470,810)   $ 3,592,646  $ 3,869,347
 Net income.............                                                        4,046,736    4,046,736
 Distributions to share-
  holders...............                                                       (2,448,382)  (2,448,382)
 Sale of common shares..      85,690       86     190,370         (152,365)                     38,091
 Accrued interest on
  notes receivable from
  shareholders..........                           53,049          (53,049)
 Collection of notes re-
  ceivable from share-
  holders...............                                            33,557                      33,557
                          ----------  -------  ----------     ------------    -----------  -----------
Balance at December 31,
 1994...................   9,083,119    9,083     981,933         (642,667)     5,191,000    5,539,349
 Net income.............                                                        4,239,296    4,239,296
 Distributions to share-
  holders...............                                                       (3,344,644)  (3,344,644)
 Sale of common shares..   1,435,304    1,435   1,572,378         (982,930)                    590,883
 Repurchase of common
  shares................    (599,828)    (600)     (3,400)                       (800,268)    (804,268)
 Accrued interest on
  notes receivable from
  shareholders..........                           77,957          (77,957)
 Collection of notes re-
  ceivable from share-
  holders...............                                           127,562                     127,562
                          ----------  -------  ----------     ------------    -----------  -----------
Balance at December 31,
 1995...................   9,918,595    9,918   2,628,868       (1,575,992)     5,285,384    6,348,178
 Net income.............                                                        5,063,974    5,063,974
 Distributions to share-
  holders...............                                                       (4,901,995)  (4,901,995)
 Sale of common shares..     985,433      985   2,318,130       (1,619,174)                    699,941
 Repurchase of common
  shares................    (889,032)    (889)       (519)                     (1,249,817)  (1,251,225)
 Accrued interest on
  notes receivable from
  shareholders..........                          154,740         (154,740)
 Collection of notes re-
  ceivable from share-
  holders...............                                           466,926                     466,926
 Shareholder advances...                                          (162,189)                   (162,189)
                          ----------  -------  ----------     ------------    -----------  -----------
Balance at December 31,
 1996...................  10,014,996   10,014   5,101,219       (3,045,169)     4,197,546    6,263,610
 Net income.............                                                        6,388,921    6,388,921
 Distributions to
  shareholders..........                                                       (4,851,343)  (4,851,343)
 Sale of common shares..     214,224      214     466,336          (87,014)                    379,536
 Repurchase of common
  shares................     (42,845)     (42)    (95,187)          43,860        (34,763)     (86,132)
 Accrued interest on
  notes receivable from
  shareholders..........                          147,361         (147,361)
 Collection of notes re-
  ceivable from share-
  holders...............                                           851,952                     851,952
 Shareholders advances..                                          (350,723)                   (350,723)
                          ----------  -------  ----------     ------------    -----------  -----------
Balance at September 30,
 1997...................  10,186,375  $10,186  $5,619,729     $ (2,734,455)   $ 5,700,361  $ 8,595,821
                          ==========  =======  ==========     ============    ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                                   LECG, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    NINE MONTHS ENDED
                                  YEAR ENDED DEC 31,                  SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                 (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net income.............  $ 4,046,736  $ 4,239,296  $ 5,063,974  $ 3,775,597  $ 6,388,921
 Adjustments to recon-
  cile net income to net
  cash provided by oper-
  ating activities:
 Depreciation and amor-
  tization..............      272,205      340,245      435,163      315,052      471,725
 Bad debt expense.......      329,758      100,584      358,374       95,659      187,720
 Expiration of deferred
  purchase option.......            0            0            0            0     (851,862)
 Loss on disposal of
  property and equip-
  ment..................        9,194       15,335       26,186       26,186            0
 Decrease (increase) in
  accounts receivable...   (3,587,543)      61,759   (1,882,338)  (1,618,968)  (4,944,856)
 Decrease (increase) in
  prepaid expenses and
  security deposits.....       27,640       15,347      (90,114)     (74,035)     (36,910)
 Increase (decrease) in
  accounts payable and
  accrued liabilities...     (337,577)    (110,077)     311,635      609,704    1,235,099
 Increase (decrease) in
  accrued expert and
  project origination
  fees..................    1,454,845     (572,888)   1,130,449    1,892,521    2,900,474
 Increase in client re-
  tainers...............      123,853       73,065      138,311       93,723      227,332
 Increase (decrease) in
  other liabilities.....      (32,108)      19,422      135,873      103,886      209,264
                          -----------  -----------  -----------  -----------  -----------
 Net cash provided by
  operating activities..    2,307,003    4,182,088    5,627,513    5,219,325    5,786,907
                          -----------  -----------  -----------  -----------  -----------
Cash flows from invest-
 ing activities:
 Purchase of property
  and equipment.........     (321,651)    (563,358)  (1,080,333)    (732,225)  (1,661,834)
 Proceeds from disposal
  of property and equip-
  ment..................       76,960        2,700        6,323        6,323            0
                          -----------  -----------  -----------  -----------  -----------
 Net cash used in in-
  vesting activities....     (244,691)    (560,658)  (1,074,010)    (725,902)  (1,661,834)
                          -----------  -----------  -----------  -----------  -----------
Cash flows from financ-
 ing activities:
 Borrowings under line
  of credit.............      500,000            0    2,206,380    2,206,380    3,504,643
 Repayments on line of
  credit................     (500,000)           0   (2,206,380)  (1,948,820)  (2,277,330)
 Sale of common stock...       38,091      590,883      699,941      528,084      379,536
 Repurchase of common
  stock.................            0     (804,268)  (1,251,225)  (1,251,225)     (86,132)
 Advances to sharehold-
  ers...................            0            0     (162,189)     (66,750)    (350,723)
 Collection of notes re-
  ceivable from share-
  holders...............            0            0      121,923      382,672      147,821
 Distributions to share-
  holders...............   (2,414,825)  (3,217,082)  (4,556,992)  (4,901,995)  (4,147,212)
                          -----------  -----------  -----------  -----------  -----------
 Net cash used in fi-
  nancing activities....   (2,376,734)  (3,430,467)  (5,148,542)  (5,051,654)  (2,829,397)
                          -----------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash................     (314,422)     190,963     (595,039)    (558,231)   1,295,676
Cash at beginning of pe-
 riod...................      721,387      406,965      597,928      597,928        2,889
                          -----------  -----------  -----------  -----------  -----------
Cash at end of period...  $   406,965  $   597,928  $     2,889  $    39,697  $ 1,298,565
                          ===========  ===========  ===========  ===========  ===========
Supplemental cash flow
 information:
 Cash paid for inter-
  est...................  $    10,497  $     2,535  $    12,008  $    10,627  $    11,443
                          ===========  ===========  ===========  ===========  ===========
Cash paid for state in-
 come taxes.............  $   132,936  $    73,652  $   200,488  $   164,167  $   231,847
                          ===========  ===========  ===========  ===========  ===========
Noncash financing activ-
 ities:
 Sale of common stock
 through issuance of
 notes..................  $   152,365  $   982,930  $ 1,619,174  $   931,747  $    87,014
                          ===========  ===========  ===========  ===========  ===========
Collection of notes re-
 ceivable through appli-
 cation of distribu-
 tions..................  $    33,557  $   127,562  $   345,003  $   345,003  $   704,131
                          ===========  ===========  ===========  ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements

                                  LECG, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (ALL INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS:

  The accompanying consolidated financial statements present the consolidated financial position and results of operations of LECG, Inc. (formerly Law and Economics Consulting Group, Inc.) a California Corporation formed in March 1988, and its wholly owned subsidiaries: LECG Limited (United Kingdom), and Law and Economics Consulting Group Limited (New Zealand).


  The Company is a provider of economic consulting services in matters related to complex litigation, regulation, public policy, and strategic management and derives its revenues almost exclusively therefrom. The Company provides its economic consulting services to a broad client base, which includes national governments, regulatory agencies, and development institutes and agencies in the United States and abroad. Services are provided by academics, industry leaders and former high-level government officials ("Experts") who are supported by professional staff. The Company has offices in the United States in California, Washington D.C., Illinois, New York, Texas, and Utah, as well as in Ontario, Canada, Wellington, New Zealand, and London, England.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Interim Consolidated Financial Information

  The consolidated financial statements and related notes thereto for the nine months ended September 30, 1996 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the information set forth herein. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

 Risks and Uncertainties

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  The Company's ability to retain current business and to attract new business is highly dependent on the business generation capabilities and consulting reputation of its Experts and professional staff and on the quality of their work performed for the Company. There is no assurance that these individuals will perform at previous levels, or that they will remain with the Company. In the event that these individuals do not perform at previous levels or do not remain with the Company, the Company's business, operating results and financial condition could be materially and adversely affected. Additionally, the Company's future performance depends in large part on its ability to attract, develop and motivate highly-skilled Experts and professional staff. The failure to recruit a significant number of Experts or qualified professional staff could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's services involve risks of professional and other liability. If the Company were found to have been negligent or to have breached its obligations to its clients, the Company could be exposed to significant liabilities and its reputation could be adversely affected.

 Revenue Recognition

  Revenue is recognized when services are provided. An allowance is provided for any amounts considered uncollectable. Amounts collected in advance of providing services are recorded as client retainers.

                                  LECG, INC.

  The Company bills clients for hourly fees as well as reimbursable expenses. Reimbursable expenses consist of direct out-of-pocket costs, telecommunication charges and in-house reproduction services. In providing consulting services to its clients, the Company engages Experts on both an exclusive and non-exclusive basis. Once billings related to a specific job are collected, these Experts are generally paid consulting fees in an amount equal to the Experts' billing rate for time actually billed and collected.

  Project origination fees are paid to Experts (some of whom are related parties) for securing or managing projects. These project origination fees approximate 15 percent of all collected professional staff fees (other than Expert fees) and depend on project profitability. These project origination fees are recorded on an accrual basis, although they are not paid to the Experts until the project receivables have been collected.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation of furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the estimated useful lives of the assets or the lease term, whichever is shorter.

 Income Taxes

  The Company has elected Subchapter S Corporation status for income tax purposes. As a result of this election, the income of the Company is reported on the individual income tax returns of its shareholders, using a cash basis of accounting. Accordingly, the consolidated statements of income for the years ended December 31, 1994, 1995, and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997 do not include a provision for federal and certain state income taxes. The recorded provision consists of state income taxes at rates ranging from 1.5 to 10 percent.

  The Subchapter S election will be terminated upon the closing of the proposed initial public offering of common shares. Subsequently, the Company will file income taxes as a C Corporation using an accrual basis of accounting. A pro forma provision for income taxes has been presented as if the Company was taxed as a C Corporation for the year ended December 31, 1996 and the nine months ended September 30, 1997. For those periods, Statement of Financial Accounting Standards No. 109 (Statement 109), "Accounting for Income Taxes" was used to calculate pro forma taxes on earnings and the pro forma impact of deferred income taxes as a result of the conversion to C Corporation status.

  Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  At the time of the Company's Subchapter S Corporation status termination, a net deferred income tax liability and a one-time additional provision for income taxes will be recorded. The amount to be recorded will depend upon differences between the financial reporting and tax bases of the Company's assets and liabilities at the time. As of September 30, 1997, the pro forma deferred tax liability is approximately $2,554,000 (see Note 10.)

 Fair Value of Financial Instruments

  All financial instruments are short term and are carried at amounts approximating their fair value.

                                  LECG, INC.

 New Accounting Pronouncements

  Statement of Financial Accounting Standards No. 128 (Statement 128), "Earnings per Share", issued in February 1997, simplifies the standards for computing and presenting earnings per share. It replaces the presentation of primary EPS with basic EPS and requires a reconciliation of the basic EPS computation to a diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then benefited from the earnings of the entity. Adoption of this statement is effective for financial statements issued for periods ending after December 15, 1997, and earlier application is not permitted. Additional disclosure is required by Statement 128, however; the Company does not expect the effects of Statement 128 to be material.

3. PROPERTY AND EQUIPMENT:

  Property and equipment, at cost, are as follows:

                          DECEMBER 31, DECEMBER 31, SEPTEMBER 30,  ESTIMATED
                              1995         1996         1997      USEFUL LIVES
                          ------------ ------------ ------------- ------------
                                                                    (YEARS)
Furniture and fixtures...  $  389,311   $  674,396   $1,026,944        7
Equipment................   1,484,471    1,976,878    2,972,116        5
Leasehold improvements...     245,842      439,007      753,055       5-7
                           ----------   ----------   ----------
                            2,119,624    3,090,281    4,752,115
                           ----------   ----------   ----------
Less: Accumulated depre-
 ciation and amortiza-
 tion....................     925,397    1,283,393    1,755,118
                           ----------   ----------   ----------
                           $1,194,227   $1,806,888   $2,996,997
                           ==========   ==========   ==========

  Depreciation and amortization expense was $272,205, $340,245, $435,163, $315,052, and $471,725 for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997, respectively. Costs of repairs and maintenance of property and equipment are expensed as incurred.

4. ACCOUNTS RECEIVABLE:

  At December 31, 1995 and 1996 and September 30, 1997, the components of accounts receivable were as follows:

                         DECEMBER 31, DECEMBER 31,  SEPTEMBER 30,
                             1995         1996          1997
                         ------------ ------------  -------------
Billed amounts..........  $7,427,823  $ 8,882,499    $12,477,899
Unbilled amounts........   2,377,100    2,546,388      3,867,541
Allowance for
 uncollectable ac-
 counts.................    (200,000)    (300,000)      (459,417)
                          ----------  -----------    -----------
Total...................  $9,604,923  $11,128,887    $15,886,023
                          ==========  ===========    ===========

  Unbilled amounts represent balances accrued by the Company for services that have been performed but have not been billed to the customer. Billings are generally done on a monthly basis for the prior month's services.

                                  LECG, INC.

  The activity in the allowance for uncollectable accounts for the years ended December 31, 1994, 1995, and 1996 and the nine months ended September 30, 1996 (unaudited) and 1997 was as follows:

                                                           NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                            ----------------------------  --------------------
                              1994      1995      1996       1996       1997
                            --------  --------  --------  ----------- --------
                                                          (UNAUDITED)
Balance at beginning of
 period...................  $100,000  $200,000  $200,000   $200,000   $300,000
Provision for losses
 expensed.................   329,758   100,584   358,374     95,659    187,720
Charge-offs, net of recov-
 eries....................  (229,758) (100,584) (258,374)   (95,659)   (28,303)
                            --------  --------  --------   --------   --------
Balance at end of period..  $200,000  $200,000  $300,000   $200,000   $459,417
                            ========  ========  ========   ========   ========

5. LINE OF CREDIT:

  The Company has a commercial line of credit with a bank which allows borrowings up to $3,000,000. The Company is currently negotiating with the bank to increase the line to $10,000,000. The Company had $1,772,687 available under the line of credit at September 30, 1997. The line is secured by receivables and fixed assets. The line expires May 31, 2000, and bears interest at the bank's prime rate, which was 8.5 percent at September 30, 1997. The weighted average interest rate of borrowings under the line of credit for the years ended December 31, 1996 and for the nine months ended September 30, 1997 was 8.37 percent and 8.48 percent, respectively. During 1995, no amounts were borrowed. The line of credit agreement contains certain restrictive covenants including maintaining a ratio of liabilities to tangible net worth (as defined), among other restrictions. The Company is currently in compliance with all restrictive covenants.

6. RETIREMENT BENEFITS:

  The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. All employees with at least 90 days of employment are eligible to participate. The Company has the option of matching a portion of employee contributions to the plan on a current or retroactive basis. In 1997, the Company intends to match 100% of employee contributions for the first three percent of salary and 50% of employee contributions between three and five percent of salary. A liability for matching contributions is included in accounts payable and accrued liabilities at September 30, 1997.

7. SHAREHOLDERS' EQUITY:

  Share sales have been executed in accordance with the First Amended Shareholders' Buy-Sell Agreement (the Buy-Sell Agreement). At the discretion of the Board of Directors, new shares can also be sold subject to the Policy for Option Program for High Performing LECG Shareholder Principals (the Agreement).

  Under the terms of the Buy-Sell Agreement, individuals are offered shares by the Board of Directors at a formula price based on a multiple of earnings plus equity. The Company finances up to 80% of the purchase price with notes receivable. The notes are repaid out of subsequent distributions to the shareholder. The interest rate charged on these notes was seven percent for all periods. Principal balances due to the Company under these notes were $1,525,980, $2,866,357 and $2,688,244 at December 31, 1995, and 1996 and
September 30, 1997, respectively. The principal and interest earned on these notes are offset against shareholders' equity in the consolidated statements of shareholders' equity.

  At the discretion of the Board of Directors and under the terms of the Buy-Sell Agreement, shareholders may be required to sell shares back to the Company. The Company has the right of first refusal for any shares offered for sale by a selling shareholder. Any repurchases are made at a formula price specified in either the

                                  LECG, INC.

Buy-Sell Agreement or the Agreement. Balances due on notes receivable are offset against the repurchase proceeds and the remainder is remitted to the selling shareholder.

  These agreements are expected to be terminated prior to the proposed initial public offering of shares.

  In April 1994, the Company granted options to the Chairman of the Board to purchase up to 342,759 common shares at $2.09 per share, which was estimated fair value at the time. Of these options, 171,380 were exercisable upon grant, with the remaining shares exercisable in April 1997. Any unexercised options would expire at that time. During 1996, 171,379 of these options were exercised. The remaining options were exercised in April 1997. No other options were granted, exercised, expired or outstanding during any of the periods presented.

8. RELATED-PARTY TRANSACTIONS:

  Included in shareholders' equity are notes receivable from shareholders arising from the sale of common shares (see Note 7), as well as other advances to shareholders. These amounts are unsecured and payable from future distributions. The notes bear interest at seven percent.

  Related party cost of services and accrued Expert and project origination fees represent Expert fees, project origination fees and other amounts paid or owed to shareholders. These amounts are paid when the related project receivables have been collected.

9. COMMITMENTS AND CONTINGENCIES:

  The Company leases its office facilities and certain equipment under operating leases through the year 2007.

  Future minimum rental payments under these noncancellable leases with initial or remaining lease terms in excess of one year are as follows:

                                                                    YEAR ENDING
                                                                    SEPTEMBER 30
                                                                    ------------
       1997........................................................ $   417,287
       1998........................................................   1,931,092
       1999........................................................   1,889,759
       2000........................................................   2,014,285
       2001........................................................   2,088,988
       Thereafter..................................................   4,217,541
                                                                    -----------
         Total minimum lease payments.............................. $12,558,952
                                                                    ===========

  Rent expense was $756,841, $978,113, $1,077,530, $712,902, and $1,329,862
for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1996 (unaudited) and 1997, respectively.

10. PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

 Pro Forma Adjustments To Consolidated Financial Statements

  The following pro forma adjustments have been made to the historical consolidated balance sheet as of September 30, 1997, and to the consolidated results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997:

a) The termination of the Subchapter S Corporation election will create a deferred tax liability estimated at $2,554,000 as of September 30, 1997. This amount has been reflected on the pro forma consolidated balance

                                  LECG, INC.

   sheet as of September 30, 1997. This liability results from differing methods of accounting for financial reporting and tax purposes. The components of the pro forma deferred tax liability as of September 30, 1997 are as follows:

   Deferred tax assets:
     Accrued Expert and project origination fees.................. $ 3,106,832
     Accounts payable.............................................     764,872
     Other current liabilities....................................     296,161
                                                                   -----------
                                                                     4,167,865
   Deferred tax liabilities:
     Accounts receivable, net.....................................  (6,513,269)
     Property and equipment.......................................    (146,053)
     Other........................................................     (62,543)
                                                                   -----------
                                                                    (6,721,865)
       Net deferred tax liability................................. $(2,554,000)
                                                                   ===========

b) Subsequent to the consummation of its proposed initial public offering, the Company will declare a Subchapter S Corporation distribution to its existing shareholders in an amount representing all undistributed cash earnings through the termination of the Company's Subchapter S Corporation status. At September 30, 1997, the Subchapter S Corporation distribution is estimated to be approximately $3,512,000, of which $1,330,000 will be used to reduce notes receivable from shareholders. This distribution is reflected as a liability on the September 30, 1997 pro forma consolidated balance sheet. The amount of this distribution will significantly increase based upon actual cash basis earnings between September 30, 1997 and the close of the Company's initial public offering.

c) The extraordinary gain of $817,778 that occurred in 1997 (see Note 11) is excluded from pro forma consolidated net income for the nine months ended September 30, 1997.

d) The pro forma consolidated statements of income for the year ended December 31, 1996 and the nine months ended September 30, 1997 have been adjusted to reflect a provision for income taxes assuming an effective tax rate of 41 percent that would have been recorded had the Company been a C Corporation.

 Pro Forma Net Income Per Share

  Pro forma net income per share is computed using the weighted average common shares outstanding at each reporting date. In accordance with Securities and Exchange Commission requirements, stock issued within a one year period prior to the initial filing of the registration relating to the IPO has been treated as outstanding for all reported periods, using the treasury stock method. Also, common share options issued after the date of the financial statements, but before the effective date of the Registration Statement were included in the calculation of weighted average shares for all reporting dates. The treasury stock method was used to calculate the effect of these options and the midpoint of the estimated initial public offering price was used as the market price. No material dilutive effects resulted from common stock equivalents outstanding prior to October 1997. The weighted average shares were 10,049,098 and 10,189,284 as of December 31, 1996 and September 30, 1997,
respectively.

11. EXTRAORDINARY ITEM--DEFERRED PURCHASE OPTION DEPOSIT:

  In June 1993, another major consulting firm purchased from the Company an option to buy all of the Company's assets at a formula price, based on a multiple of earnings and equity. The Company received $1,000,000 for granting this option, which was deferred in the consolidated balance sheet, net of applicable expenses. During 1997, the option agreement expired and the Company recognized the $851,862, less taxes of $34,084, as an extraordinary gain in 1997.

                                  LECG, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


12. SUBSEQUENT EVENTS:

 Share Split

  During October, 1997, LECG, Inc. amended its articles of incorporation effecting a 2,142.2451-for-one share split of the Company's Common Shares, assigning a par value of $.001 per common share, and increasing the number of authorized common shares to 40,000,000. The Company also authorized 5,000,000 preferred shares. The accompanying financial statements and notes thereto have been adjusted retroactively to give effect to the aforementioned actions.

 1997 Stock Option Plan

  In October, 1997, the Board of Directors and shareholders approved the Company's 1997 Stock Option Plan (the "Option Plan"). The Option Plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). Unless terminated sooner, the Option Plan will terminate automatically in 2007. A total of 1,500,000 shares of common stock are currently authorized pursuant to the Option Plan.

  During November 1997, 340,000 stock options were granted to employees with an exercise price of $11. These options have been included in the calculation of weighted average shares outstanding as described in Note 10.

 1997 Employee Stock Purchase Plan

  The Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors and the shareholders in October 1997. A total of 500,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code. The Stock Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. The price of shares purchased under the Stock Purchase Plan is 85% of the lower of the fair market value of the common shares at the beginning of the offering period or at the end of the relevant purchase period. The Stock Purchase Plan will terminate in October 2007. Currently no shares have been issued under the Stock Purchase Plan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................   9
S Corporation Termination................................................   9
Dividend Policy..........................................................   9
Capitalization...........................................................  10
Dilution.................................................................  11
Selected Financial Data..................................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  13
Business.................................................................  18
Management...............................................................  31
Certain Transactions.....................................................  36
Principal and Selling Shareholders.......................................  38
Description of Capital Stock.............................................  39
Shares Eligible for Future Sale..........................................  40
Underwriting.............................................................  42
Legal Matters............................................................  43
Experts..................................................................  44
Additional Information...................................................  44
Index to Financial Statements............................................ F-1

                                  -----------

  UNTIL     , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                              [LOGO OF LECG, INC.]

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------


                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             LEGG MASON WOOD WALKER
                                  INCORPORATED


                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
   SEC Registration Fee............................................... $ 22,652
   NASD Filing Fee....................................................    7,975
   NYSE Listing Fee...................................................   84,600
   Legal Fees and Expenses............................................  325,000
   Accounting Fees and Expenses.......................................  150,000
   Printing and Engraving Expenses....................................   70,000
   Blue Sky Fees and Expenses.........................................   15,000
   Transfer Agent and Registrar Fees..................................   10,000
   Miscellaneous Expenses.............................................  114,773
                                                                       --------
     Total............................................................ $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 317 of the California Corporations Code allows for indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended the "Act"). Article IV of the Registrant's Restated Articles of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and executive officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent not prohibited by law.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since October 14, 1994, the Registrant has sold or issued the following securities which were not registered under the Act:

  (a) The Registrant issued and sold to Robert Harris 257,069 shares of Common Stock and 449,871 shares of Common Stock on May 1, 1995 and October 16, 1996, for $670,180 and $859,284 respectively.

  (b) The Registrant issued and sold to Richard Gilbert 964,010 shares of Common Stock on June 1, 1995 for $345,150.

  (c) The Registrant issued and sold to Joseph Pace 214,225 shares of Common Stock and 107,112 shares of Common Stock on July 31, 1995 and June 1, 1996, for $558,483 and $279,242 respectively.

  (d) The Registrant issued and sold to Stephen Wiggins 428,449 shares of Common Stock on April 1, 1996 for $1,180,590.

  (e) The Registrant issued and sold to Donald Bunch 42,845 shares of Common Stock on January 1, 1997 for $108,767.

  (f) On April 22, 1997, David Teece exercised an option (granted in April
      1994) to purchase from the Company 171,380 shares of Common Stock for $358,184.

  In all such transactions which relied upon the exemption set forth in
Section 4(2) of the Act, the recipients of securities represented their intentions to acquire the securities for investments only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

    1.1  Form of Underwriting Agreement.
    3.1  Amended and Restated Articles of Incorporation of the Registrant.+
    3.2  Amended and Restated Bylaws of the Registrant.+
    4.1  Form of the Registrant's Common Stock Certificate.*
    5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
   10.1 Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.+
   10.2  1997 Stock Option Plan.
   10.3  1997 Employee Stock Purchase Plan.
   10.4  Line of Credit Agreement between the Registrant and Wells Fargo Bank,
         N.A dated May 31, 1996, as amended.
   10.5  Promissory Note, dated July 1, 1993, between the Registrant and
         Kimberly D. Gilmour, as amended.*
   10.6  Promissory Note, dated January 1, 1997, between the Registrant and
         Donald A. Bunch, as amended.*
   10.7  Promissory Note, dated July 1, 1993, between the Registrant and Robert
         G. Harris, as amended.*
   10.8  Promissory Note, dated May 1, 1995, between the Registrant and Robert
         G. Harris, as amended.*
   10.9  Promissory Note, dated October 16, 1996, between the Registrant and
         Robert G. Harris, as amended.*
   10.10 Form of Principal Agreements.
   10.11 Amended and Restated Shareholders' Agreement dated November 11, 1997.*
   23.1  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).
   23.2 Consent of Arthur Andersen LLP, Independent Accountants (included on page II-6).
   24.1  Power of Attorney.+
   27.1  Financial Data Schedule.

---------------------
* To be filed by amendment.

+ Previously filed with the Commission.

  (b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF EMERYVILLE, STATE OF CALIFORNIA, ON THIS 26TH DAY OF NOVEMBER 1997.

                                          LECG, INC.

                                                    /s/Thomas M. Jorde
                                          By: _________________________________
                                                  NAME: THOMAS M. JORDE
                                                    TITLE: PRESIDENT


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
               *                       Chairman of the
-----------------------------------     Board of Directors       November 26, 1997
           DAVID J. TEECE

         /s/Thomas M. Jorde            President (Principal      November 26, 1997
-----------------------------------     Executive Officer)
           THOMAS M. JORDE

       /s/Kimberly D. Gilmour          Chief Financial           November 26, 1997
-----------------------------------     Officer (Principal
         KIMBERLY D. GILMOUR            Financial and
                                        Accounting Officer)



              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

                  *                            Director          November 26, 1997
-------------------------------------
         RICHARD J. GILBERT


                  *                            Director          November 26, 1997
-------------------------------------
          ROBERT G. HARRIS


                  *                            Director          November 26, 1997
-------------------------------------
          GORDON C. RAUSSER


                 *                             Director          November 26, 1997
-------------------------------------
           MARIO M. ROSATI


-------------------------------------          Director
         WILLIAM J. SPENCER


*By:       /s/ Kimberly D. Gilmour
      ----------------------------------
               KIMBERLY D. GILMOUR,
                 ATTORNEY-IN-FACT

                                                                   EXHIBIT 23.2

                      [Letterhead of Arthur Andersen LLP]
                      CONSENT OF INDEPENDENT ACCOUNTANTS

  As independent public accountants, we hereby consent to the use of our reports (and to the references to our Firm) included in or made a part of this registration statement.

                                          /s/ Arthur Andersen LLP
                                          ARTHUR ANDERSEN LLP

San Francisco, California

November 24, 1997

                                 EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                    EXHIBIT DESCRIPTION                    NUMBERED PAGE
 -------                   -------------------                    -------------
  1.1    Form of Underwriting Agreement.
  3.1    Amended and Restated Articles of Incorporation of the
         Registrant.+
  3.2    Amended and Restated Bylaws of the Registrant.+
  4.1    Form of the Registrant's Common Stock Certificate.*
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation.
 10.1    Form of Indemnification Agreement entered into by the
         Registrant with each of its directors and executive
         officers.+
 10.2    1997 Stock Option Plan.
 10.3    1997 Employee Stock Purchase Plan.
 10.4    Line of Credit Agreement between the Registrant and
         Wells Fargo Bank, N.A. dated May 31, 1996, as amended.
 10.5    Promissory Note, dated July 1, 1993, between the
         Registrant and Kimberly D. Gilmour, as amended.*
 10.6    Promissory Note, dated January 1, 1997, between the
         Registrant and Donald A. Bunch, as amended.*
 10.7    Promissory Note, dated July 1, 1993, between the
         Registrant and Robert G. Harris, as amended.*
 10.8    Promissory Note, dated May 1, 1995, between the
         Registrant and Robert G. Harris as amended.*
 10.9    Promissory Note, dated October 16, 1996, between the
         Registrant and Robert G. Harris, as amended.*
 10.10   Form of Principal Agreements.
 10.11   Amended and Restated Shareholders' Agreement dated
         November 11, 1997.*
 23.1    Consent of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation (included in Exhibit 5.1).
 23.2    Consent of Arthur Andersen LLP, Independent
         Accountants (included on page II-6).
 24.1    Power of Attorney.+
 27.1    Financial Data Schedule.

---------------------
* To be filed by amendment.

+ Previously filed with the Commission.